Exhibit 99.15

Enthusiast Gaming Holdings Inc.
(formerly J55 Capital Corp.)

ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2019

Dated: March 30, 2020

TABLE OF CONTENTS

ANNUAL INFORMATION FORM	2
GLOSSARY OF DEFINED TERMS	2
FORWARD-LOOKING INFORMATION	7
CORPORATE STRUCTURE	9
GENERAL DEVELOPMENT OF THE BUSINESS	10
DESCRIPTION OF THE BUSINESS	26
RISK FACTORS	34
DIVIDENDS	47
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	47
MARKET FOR SECURITIES	48
ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER	50
DIRECTORS AND OFFICERS	51
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	54
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	55
TRANSFER AGENT AND REGISTRAR	55
MATERIAL CONTRACTS	55
INTERESTS OF EXPERTS	56
ADDITIONAL INFORMATION	56
AUDIT COMMITTEE INFORMATION	56
SCHEDULE A AUDIT COMMITTEE CHARTER	A-1

ANNUAL INFORMATION FORM

In this annual information form (the “Annual Information Form”), unless otherwise noted or the context indicates otherwise, the “Company”, “Enthusiast Gaming”, “we”, “us” and “our” refer to Enthusiast Gaming Holdings Inc. All financial information in this Annual Information Form is reported in Canadian dollars. Certain defined terms used herein have the meanings given to them under “Glossary of Defined Terms”.

The information contained herein is dated as of March 30, 2020 unless otherwise stated.

GLOSSARY OF DEFINED TERMS

In this Annual Information Form, the following words and terms shall have the following meanings:

“AIG Canada” means AIG eSports Canada Holdings Ltd.;

“AIG USA” means AIG eSports USA Intermediate Holdings, LLC;

“Amalgamation” means the three-corner amalgamation transaction among J55, NewCo and GameCo completed on the terms and conditions of the Amalgamation Agreement;

“Amalgamation Agreement” means the amalgamation agreement dated May 30, 2019, as amended, among J55, GameCo and Newco;

“Arrangement” means the arrangement transaction among J55, GameCo and Former Enthusiast completed on the terms and conditions of the Arrangement Agreement;

“Arrangement Agreement” means the arrangement agreement dated May 30, 2019 among J55, GameCo and Former Enthusiast;

“Annual Information Form” means this annual information form, together with all schedules hereto;

“Applicable Securities Laws” means the securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders having the force of law, in force from time to time in the Provinces of Ontario, Alberta and British Columbia;

“BCBCA” means the British Columbia Business Corporations Act, and the regulations thereunder, as amended from time to time;

“Board” means the board of directors of Enthusiast Gaming;

“Bridge Loan” has the meaning ascribed to it under “GameCo Debenture Offering”;

“Bridge Loan Agreement” has the meaning ascribed to it under “Bridge Loan”;

“CBCA” means the Canada Business Corporations Act, and the regulations thereunder, as amended from time to time;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“Closing” means the date on which the Transactions were completed, namely August 30, 2019;

“company” unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity, other than an individual;

“Control Person” means any Person that holds, or is one of a combination of Persons that holds, a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer;

“COO” means Chief Operating Officer;

“Consolidations” means the First Consolidation and the Second Consolidation, together;

“CPC” means a capital pool corporation:

(a)	that has been incorporated or organized in a jurisdiction in Canada,

(b)	that has filed and obtained a receipt for a preliminary CPC prospectus from one or more of the securities regulatory authorities in compliance with TSXV Policy 2.4, and

(c)	in regard to which the completion of a qualifying transaction has not yet occurred;

“Destructoid” means Destructoid LLC;

“EGI” means Enthusiast Gaming Inc., a company incorporated under the laws of Ontario, and a wholly-owned subsidiary of Enthusiast Gaming;

“EGI AmalCo” has the meaning ascribed to it under “Former Enthusiast’s Qualifying Transaction”;

“EGI Amalgamation Agreement” has the meaning ascribed to it under “Former Enthusiast”;

“Enthusiast Gaming” means Enthusiast Gaming Holdings Inc., formerly J55 Capital Corp. Enthusiast Gaming, is the resulting issuer following (i) the Amalgamation, and (ii) the Arrangement, , each completed on August 30, 2019;

“Enthusiast Gaming Preferred Shares” means preferred shares in the capital of Enthusiast Gaming;

“Enthusiast Gaming Shares” means common shares in the capital of Enthusiast Gaming;

“Escrow Agent” means Computershare Investor Services Inc;

“Escrow Release Conditions” has the meaning ascribed to it under “GameCo Subscription Receipt Offering”;

“Escrow Release Deadline” has the meaning ascribed to it under “GameCo Subscription Receipt Offering”;

“Expo” has the meaning ascribed to it under “General Development of the Business”;

“Final Exchange Bulletin” means a bulletin which was issued by the TSXV on September 3, 2019 following the Transactions Closing and the submission of all documents required under the TSXV Policies, which evidences the final TSXV acceptance of the Transactions;

“First Consolidation” means the consolidation of the J55 Shares on the basis of one post-First Consolidation J55 Share for each 1.2 issued and outstanding pre-First Consolidation J55 Share, effected prior to the Amalgamation closing;

“Former Enthusiast” means Enthusiast Gaming Properties Inc., formerly Enthusiast Gaming Holdings Inc. and Tova Ventures II Inc. Former Enthusiast is the resulting issuer following the amalgamation of Tova Ventures II Inc. with Enthusiast Gaming Properties Inc. completed on August 28, 2018;

“Former Enthusiast Debenture Compensation Warrant” has the meaning ascribed to it under “Non-Brokered Private Placement of Former Enthusiast Convertible Debentures”;

“Former Enthusiast Debenture Offering” has the meaning ascribed to it under “Non-Brokered Private Placement of Former Enthusiast Convertible Debentures”;

“Former Enthusiast Debenture Unit” has the meaning ascribed to it under “Non-Brokered Private Placement of Former Enthusiast Convertible Debentures”;

“Former Enthusiast Debenture Warrant” has the meaning ascribed to it under “Non-Brokered Private Placement of Former Enthusiast Convertible Debentures”;

“Former Enthusiast Warrant” means issued and outstanding common share purchase warrants and/or compensation options of Former Enthusiast;

“forward-looking statements” has the meaning attributed to it under “Forward-Looking Information”;

“GameCo” means Aquilini GameCo Inc., a corporation incorporated under the laws of Canada;

“GameCo Agent” means Canaccord Genuity Corp.;

“GameCo Agency Agreement” has the meaning ascribed to it under “GameCo Subscription Receipt Offering”;

“GameCo Agent’s Fee” has the meaning ascribed to it under “GameCo Subscription Receipt Offering”;

“GameCo Debenture Indenture” means the convertible debenture indenture between GameCo and Compureshare Trust Company dated June 19, 2019, in respect of a brokered private placement of an aggregate principal amount of $10,000,000 in GameCo Debentures;

“GameCo Debenture Offering” has the meaning ascribed to it under “GameCo Debenture Offering”;

“GameCo Debentures” has the meaning ascribed to it under “Amalgamation and Arrangement”;

“GameCo Founders Offering” has the meaning ascribed to it under “GameCo – Year Ended December 31, 2018”;

“GameCo Private Placement Offering” has the meaning ascribed to it under “GameCo – Year Ended December 31, 2018”;

“GameCo Shares” means common shares in the capital of GameCo;

“GameCo Subscription Receipt Offering” means the brokered private placement of 83,334,000 GameCo Subscription Receipts at a price of $0.30 per GameCo Subscription Receipt which was completed on March 20, 2019 and raised gross proceeds of $25,000,200;

“GameCo Subscription Receipts” means the subscription receipts of GameCo issued as part of the GameCo Subscription Receipt Offering at an issue price of $0.30 per GameCo Subscription Receipt, each GameCo Subscription Receipt being convertible into one GameCo Share prior to the Amalgamation Closing;

“GameCo Warrants” has the meaning ascribed to it under “GameCo – Year Ended December 31, 2018”;

“IFRS” means International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as amended from time to time;

“Initial Advance” has the meaning ascribed to it under “Credit Facility by Bridging Finance Inc.”;

“Inventory” has the meaning ascribed to it under “Media”;

“J55” means J55 Capital Corp., a CPC incorporated under the laws of British Columbia;

“J55 Agency Agreement” has the meaning ascribed to it under “J55 – Year Ended December 31, 2018”;

“J55 Arrangement Consideration Options” means the 2,397,632 post-Consolidations options to purchase J55 Shares issued upon the Arrangement Closing to the holders of Former Enthusiast options, with each J55 Arrangement Consideration Option exercisable into one post-Consolidations J55 Share on equivalent terms as the Former Enthusiast options;

“J55 Arrangement Consideration Shares” means the 26,899,269 post-Consolidations J55 Shares issued upon the Arrangement Closing to the Former Enthusiast shareholders pursuant to the Arrangement Agreement;

“J55 Arrangement Resolution” means the ordinary resolution of the J55 shareholders to approve the Arrangement and the Arrangement Agreement and in connection therewith the issuance of the J55 Arrangement Consideration Shares and the J55 Arrangement Consideration Options;

“J55 Arrangement Support Agreements” means the voting support agreements between Former Enthusiast and each of Francesco Aquilini, Roberto Aquilini, Adrian Montgomery, John Veltheer, and Alexander Helmel;

“J55 CPC Escrow Agreement” means the escrow agreement dated July 23, 2018 among J55, Computershare Trust Company of Canada and certain J55 shareholders in respect of the J55 CPC Escrow Shares;

“J55 Debentures” has the meaning attributed to it under “Corporate Structure”;

“J55 IPO Agent” has the meaning ascribed to it under “J55 – Year Ended December 31, 2018” ;

“J55 QT Resolution” has the meaning ascribed to it under “The Amalgamation”;

“J55 Shares” means common shares in the capital of J55;

“LOI” means the non-binding letter of intent dated February 22, 2019 between J55 and GameCo, as amended from time to time;

“Luminosity” means, collectively, Luminosity Canada and Luminosity USA;

“Luminosity Acquisition” has the meaning ascribed to it under “Luminosity SPA”;

“Luminosity Canada” means Luminosity Gaming Inc., a private corporation incorporated under the laws of Ontario;

“Luminosity USA” means Luminosity Gaming (USA), LLC, a California limited liability company;

“Luminosity SPA” has the meaning ascribed to it under “Luminosity SPA”;

“Mandell Entertainment” means the Mandell Entertainment Group Inc.;

“Mandell Consulting Agreement” has the meaning ascribed to it under “Mandell Consulting Agreement”;

“MAU” means monthly active users;

“MD&A” means Management’s Discussion and Analysis;

“Newco” means 11305751 Canada Inc., a wholly-owned subsidiary of J55, incorporated under the CBCA solely for the purpose of carrying out the Amalgamation;

“OBCA” means the Ontario Business Corporations Act, and the regulations thereunder, as amended from time to time;

“Option Plan” means Enthusiast Gaming’s option plan dated January 16, 2020;

“Overwatch League” or “OWL” means the Overwatch league established by Overwatch League, LLC and Overwatch League B.V.;

“OWL Team” means the Vancouver Titans;

“Person” unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity or an individual;

“Pledge Agreement” has the meaning ascribed to it under “Promissory Note and Pledge Agreement”;

“Promissory Note” has the meaning ascribed to it under “Promissory Note and Pledge Agreement”;

“Qualifying Transaction” means a transaction where a CPC acquires significant assets other than cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means and, where appropriate, means the Amalgamation which constitutes J55’s Qualifying Transaction;

“Second Consolidation” means the consolidation of the post-First Consolidation J55 Shares on the basis of one post-Second Consolidation J55 Share for each eight issued and outstanding post-First Consolidation J55 Shares, effected following the Arrangement closing;

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;

“Subscription Receipt Agreement” has the meaning ascribed to it under “GameCo Subscription Receipt Offering”;

“Tova” means Tova Ventures II Inc., a corporation incorporated under the OBCA ;

“Tova Amalgamation” has the meaning ascribed to it under “Former Enthusiast’s Qualifying Transaction”;

“Tova Amalgamation Agreement” has the meaning ascribed to it under “Former Enthusiast’s Qualifying Transaction”;

“Tova Consolidation” means the consolidation of the issued and outstanding common shares of Tova pursuant to the Tova Articles of Amendment on the basis of one consolidated Tova share for every 4.2 Tova shares outstanding effected prior to the completion of the Tova Qualifying Transaction;

“Tova Qualifying Transaction” has the meaning ascribed to it under “Former Enthusiast”;

“Tova Ventures Sub” means 2637306 Ontario Inc., a wholly-owned subsidiary of Tova;

“Transactions” means the Amalgamation and Arrangement;

“TSR” means The Sims Resource;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“VALP” means the Vancouver Area Limited Partnership;

“VALP Services Agreement” has the meaning ascribed to it under “VALP Services Agreement”.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

FORWARD-LOOKING INFORMATION

Certain statements and information contained in this Annual Information Form constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of Applicable Securities Laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words or phrases such as “will”, “may”, “is expected to”, “anticipates”, “estimates”, “intends”, “plans”, “projection”, “could”, “vision”, “goals”, “objective”, “outlook” or similar words suggesting future outcomes or language suggesting an outlook.

In particular, this Annual Information Form contains forward-looking statements with respect to the following:

●	expectations as to the intended business activities of the Company and its subsidiaries;

●	expectations as to the sources of revenues and future operations, including sponsorship of the Company and its subsidiaries;

●	expectations regarding the future growth and revenues of the esports industry generally;

●	future development and growth prospects;

●	the ability of the Company and its subsidiaries to meet current and future obligations;

●	the ability of the Company and its subsidiaries to secure, maintain and comply with all required licenses, permits, approvals and certifications to offer and market its product offerings in the jurisdictions where the Company and its subsidiaries are currently doing business or intends to do business;

●	the anticipated regulation or prohibition of online gaming or activities related to or necessary for the operation and offering of online gaming in various jurisdictions;

●	the overall business and economic conditions;

●	the potential financial opportunity of the Company’s and its subsidiaries’ addressable markets;

●	the potential financial opportunity of contracts signed by the Company and its subsidiaries with third parties;

●	the competitive environment;

●	the protection of the Company’s and its subsidiaries’ current and future intellectual property rights;

●	the ability of the Company and its subsidiaries to recruit and retain the services of its key technical, sales, marketing and management personnel;

●	the ability of the Company and its subsidiaries to obtain additional financing on reasonable terms or at all;

●	the ability of the Company and its subsidiaries to integrate acquisitions and generate synergies;

●	the risks associated with advancements in technology, including artificial intelligence, and the risks associated with technology infrastructure, cyber security and cyber attacks;

●	the impact of new laws and regulations in the jurisdictions in which the Company and its subsidiaries are currently doing business or intend to do business, particularly those related to online gaming or that could impact the ability to provide online gaming products and services;

●	marketing plans; and

●	the expectation of obtaining new customers for the Company’s and its subsidiaries’ products and services, as well as expectations regarding expansion and acceptance of the Company’s and its subsidiaries’ brand and products to new markets.

Forward-looking information in this Annual Information Form is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual actions, events, results, performance or achievements to differ materially from what is projected in forward-looking information, including but not limited to the risks described in greater detail under “Risk Factors”.

Although we have attempted to identify important factors that could cause actual actions, events, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors not presently known to us or that we presently believe are not material that may cause actions, events, results, performance or achievements to differ from those anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize or should assumptions underlying the forward-looking information prove incorrect, actual actions, events, results, performance or achievements may vary materially from those expressed and implied by such statements contained in this Annual Information Form. The purpose of forward-looking information is to provide the reader with a description of management’s expectations, and such statements may not be appropriate for any other purpose. Accordingly, readers should not place undue reliance on forward-looking information contained in this Annual Information Form. Although the Company believes that the expectations reflected in statements containing forward-looking information are reasonable, it can give no assurance that such expectations will prove to be correct. The Company disclaims any obligation to update any forward-looking information, whether as a result of new information or future events or results, except to the extent required by applicable securities laws.

CORPORATE STRUCTURE

Name, Address, and Jurisdiction of Incorporation

Enthusiast Gaming Holdings Inc., formerly J55 Capital Corp. (“J55”), is the resulting issuer following (i) a three-cornered amalgamation (the “Amalgamation”) involving J55, 11305751 Canada Inc. (“Newco”) and Aquilini GameCo Inc. (“GameCo”), and (ii) a plan of arrangement (the “Arrangement”) involving J55 and Enthusiast Gaming Properties Inc. (“Former Enthusiast”), each completed on August 30, 2019.

Enthusiast Gaming was formed by articles of incorporation filed under the British Columbia Business Corporations Act (“BCBCA”) on June 27, 2018, and following its initial public offering, was a capital pool company (“CPC”) listed on the TSX Venture Exchange (“TSXV”). Both NewCo and GameCo were incorporated under the laws of Canada, on March 13, 2019 and August 29, 2018, respectively. Former Enthusiast was incorporated pursuant to the Ontario Business Corporations Act (“OBCA”) on February 27, 2017.

On August 30, 2019, J55 completed the Amalgamation pursuant to an amalgamation agreement between J55 and GameCo dated May 30, 2019, as amended on June 19, 2019 (the “Amalgamation Agreement”). Pursuant to the Amalgamation Agreement, J55 acquired all of the outstanding securities of GameCo in exchange for securities of J55. The Amalgamation constituted J55’s qualifying transaction (the “Qualifying Transaction”) in accordance with the policies of the TSXV.

Immediately prior to the closing of the Amalgamation, J55 completed a share consolidation (the “First Consolidation”), consolidating its outstanding common shares (the “J55 Shares”) on the basis of 1.25 pre-First Consolidation shares for every one post-First Consolidation share.

Immediately following the completion of the Amalgamation, J55 and Former Enthusiast completed the Arrangement pursuant to an arrangement agreement dated May 30, 2019 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement, J55 acquired all of the outstanding securities of Former Enthusiast.

On completion of the Arrangement, convertible debentures of GameCo in the aggregate principal amount of $10 million that were exchanged for equivalent convertible debentures of J55 (the “J55 Debentures”) pursuant to the Amalgamation were converted into an aggregate of 22,222,222 post-First Consolidation J55 Shares at $0.45 per J55 Share (on a post-First Consolidation basis) pursuant to the terms of the applicable convertible debenture indenture.

Immediately prior to the closing of the Amalgamation and the Arrangement (altogether, the “Transactions”), GameCo completed the acquisition of Luminosity Gaming Inc. (“Luminosity Canada”) and Luminosity Gaming (USA) LLC (“Luminosity USA”, altogether “Luminosity”).

Following closing of the Transactions, J55 changed its name to “Enthusiast Gaming Holdings Inc.”, effective September 5, 2019.

On September 9, 2019, the Company completed a second share consolidation (the “Second Consolidation”), consolidating its outstanding common shares on the basis of 8 post-First Consolidation Shares for 1 post-Consolidations shares. The Enthusiast Gaming common shares (the “Enthusiast Gaming Shares”) were listed on the TSXV on a post-Consolidations basis effective at the opening of the market on September 9, 2019. Immediately prior to the Second Consolidation, there were 571,184,323 Enthusiast Gaming Shares issued and outstanding. Following the Second Consolidation, there were approximately 71,398,036 Enthusiast Gaming Shares issued and outstanding.

On January 27, 2020, Enthusiast Gaming graduated to the Toronto Stock Exchange (“TSX”) from the TSXV. The Enthusiast Gaming Shares began trading on the TSX under the ticker symbol “EGLX”.

The Company’s head office is located at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario M4P 2Y3, and its registered and records office is located at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia (“BC”), V6B 0M3.

Intercorporate Relationships

The following table describes the subsidiaries of Enthusiast Gaming, their place of incorporation, continuance or formation, and the percentage of voting securities that are beneficially owned, controlled or directed by the Company.

Subsidiary	Jurisdiction of Incorporation	Percentage of Votes Attached to All Voting Securities
Aquilini GameCo Inc.	Canada	100% (direct)
Enthusiast Gaming Properties Inc.	Canada	100% (direct)
Luminosity Gaming Inc.	Canada	100% (indirect)
Luminosity Gaming (USA) LLC	USA	100% (indirect)
Enthusiast Gaming Inc.	Canada	100% (indirect)
Enthusiast Gaming Live Inc.	Canada	100% (indirect)
Enthusiast Gaming Media Inc.	Canada	100% (indirect)
Enthusiast Gaming Media (US) Inc.	USA	100% (indirect)
Enthusiast Gaming Media Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming Media II Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming Media III Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming (TSR) Inc.	Canada	100% (indirect)
Enthusiast Gaming TSR Sweden AB	Sweden	100% (indirect)
Hexagon Games Corp.	Canada	100% (indirect)
Enthusiast Gaming (PG) Inc.	Canada	100% (indirect)
Steel Media Limited	England and Wales	100% (indirect)
GameCo eSports USA Inc.	USA	100% (indirect)

Notes:

(1)	See also “Developments Subsequent to the Closing of the Transactions”, “Share Purchase Acquisition of Waveform Entertainment” and “Acquisitions by Former Enthusiast”.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Prior to the completion of the Amalgamation on August 30, 2019, the Company was a capital pool company and conducted no business operations except to identify and evaluate opportunities for the acquisition of an interest in assets or businesses for the completion of a qualifying transaction and, once identified and evaluated, to negotiate an acquisition subject to receipt of shareholder approval, where required, and acceptance for filing by the TSXV.

Since completion of the Transactions, Enthusiast Gaming is and has been engaged in the businesses of Former Enthusiast, GameCo, and Luminosity, as described in more detail below. The Company expects to continue executing on its business plans, including pursuing M&A activities and investing in new revenue-generating activities.

Former Enthusiast is a global vertically integrated video game company with one of the fastest growing online video game communities. Former Enthusiast has an online network of over 100, owned and affiliated, gaming related websites and a network of 900 YouTube channels reaching 150 million visitors. Former Enthusiast also owns and operates Canada’s largest video-gaming expo, Enthusiast Gaming Live Expo or “EGLX” (the “Expo”).

GameCo is an esports organization focused on identifying and pursuing opportunities to acquire or invest in complementary businesses to support the growth of its position as an esports media enterprise for esports teams, players, streamers, audiences and enthusiasts. GameCo’s enterprise is made up of interrelated operations that are intended to derive revenue from assets acquired by GameCo across the esports value chain.

Immediately prior to the closing of the Transactions, GameCo completed the acquisition of Luminosity. Luminosity provides management and support services to players involved in professional gaming and manages and owns several esports teams, competing across games such as Call of Duty, Madden, Fortnite, Overwatch, Rainbow Six, and Apex.

J55

J55 was incorporated on June 27, 2018 under the BCBCA. J55 was a CPC under Policy 2.4 of the TSXV. J55 completed its initial public offering as a CPC (the “CPC IPO”) on December 12, 2018 and began trading its common shares on the TSXV under the symbol “FIVE.P” in the provinces of British Columbia, Alberta and Ontario.

As a CPC, the principal business of J55 was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses for the completion of a qualifying transaction and, once identified and evaluated, to negotiate an acquisition subject to receipt of shareholder approval, where required, and acceptance for filing by the TSXV.

Year Ended December 31, 2018

On July 25, 2018, J55 completed a private placement of 10,000,000 pre-Consolidations J55 Shares at a price of $0.05 (on a pre-Consolidations basis) per J55 Share for gross proceeds of $500,000.

Also on July 25, 2018, J55 completed an additional private placement of 5,000,000 pre-Consolidations J55 Shares at a price of $0.10 per J55 Share (on a pre-Consolidation basis) for gross proceeds of $500,000.

On December 12, 2018, J55 completed its CPC IPO of 4,000,000 pre-Consolidations J55 Shares for gross proceeds of $400,000 and the J55 Shares began trading on the TSXV. Canaccord Genuity Corp. (“J55 IPO Agent”) acted as agent for the IPO pursuant to an agency agreement dated November 29, 2018 (“J55 Agency Agreement”). In connection with the IPO, and pursuant to the terms of the J55 Agency Agreement, the Company paid the J55 IPO Agent a cash commission of 10% of the proceeds and granted the J55 IPO Agent 400,000 non-transferable warrants, each of which entitles J55 IPO Agent to purchase one pre-Consolidations J55 Share at a price of $0.10 per share for a period of 24 months from the date of the listing of the J55 Shares on the TSXV on December 12, 2018.

Year Ended December 31, 2019

Amalgamation and Arrangement

On February 22, 2019, following non-arm’s length negotiations, J55 and GameCo entered into a letter of intent (the “LOI”) pursuant to which the companies agreed to complete the Qualifying Transaction by virtue of an amalgamation. The J55 Shares were halted from trading on the TSXV on February 19, 2019, pending announcement of the Amalgamation.

On May 30, 2019, J55 entered into the Amalgamation Agreement with GameCo and Newco with respect to the Amalgamation, and on June 19, 2019, entered into an amendment to the Amalgamation Agreement to account for the exchange of GameCo debentures (the “GameCo Debentures”). On closing of the Amalgamation, each of the 309,572,066 GameCo common shares issued and outstanding (the “GameCo Shares”) were cancelled and, in consideration thereof, each GameCo shareholder received one (post-First Consolidation) J55 Share. See “The Transactions”.

On May 30, 2019, Former Enthusiast, GameCo and J55 entered into the Arrangement Agreement pursuant to which J55 agreed to acquire all of the issued and outstanding Former Enthusiast shares by way of a statutory plan of arrangement under the OBCA.

On August 30, 2019, the Company completed the Amalgamation and Arrangement (the “Closing”). On September 5, 2019, J55 changed its name to Enthusiast Gaming and changed its trading symbol to “EGLX”. See “The Transactions” and “Developments Subsequent to the Closing of the Transactions”.

Immediately prior to the closing of the Amalgamation, J55 completed its First Consolidation, and following the closing of the Transactions, on September 9, 2019, the Company completed its Second Consolidation. See “Corporate Structure”.

GameCo

GameCo was incorporated on August 29, 2018 pursuant to the Canada Business Corporations Act (“CBCA”) as Aquilini GameCo Inc. GameCo is an esports organization focused on identifying and pursuing opportunities to acquire or invest in complementary businesses to support the growth of its position as an esports media enterprise for esports teams, players, streamers, audiences and enthusiasts. GameCo’s enterprise is made up of interrelated operations that are intended to derive revenue from assets acquired by GameCo across the esports value chain.

Year Ended December 31, 2018

On August 29, 2018, GameCo issued 100 GameCo Shares to Francesco Aquilini at a subscription price of $0.01 per GameCo Share.

On September 28, 2018, GameCo issued 102,000,000 GameCo Shares at a subscription price of $0.005 per GameCo Share, for total gross proceeds of $510,000 (the “GameCo Founders Offering”).

On October 10, 2018 GameCo completed a private placement offering (the “GameCo Private Placement Offering”) whereby it issued 57,011,500 GameCo Shares at a price of $0.10 per share for gross proceeds of $5,701,150. In connection with the GameCo Private Placement Offering, Adrian Montgomery subscribed for 250,000 GameCo Shares. Canaccord Genuity Corp. received (i) 2,181,690 GameCo warrants (the “GameCo Warrants”) and (ii) $318,596 in cash in consideration for its services as a finder. The GameCo Warrants constituted 2,181,690 broker warrants, each exercisable until October 10, 2020 to acquire one GameCo Share at an exercise price of $0.10 per GameCo Share.

Year Ended December 31, 2019

Luminosity SPA

On February 14, 2019 GameCo entered into a share purchase agreement (the “Luminosity SPA”), pursuant to which GameCo agreed to acquire Luminosity on the terms and conditions of the Luminosity SPA, including the payment of $1.5 million cash, the issuance of 60 million GameCo Shares (at a deemed issued price of $0.30 per share and subject to certain downward adjustments) and the issuance of a $2.0 million unsecured promissory note, which was repayable immediately upon completion of the Amalgamation (the “Luminosity Acquisition”).

The Luminosity SPA contained customary representations and warranties of GameCo including with respect to corporate power and authority, authorized capital, compliance with laws, no conflict, binding and enforceable obligations, pre-emptive rights, encumbrances, litigation, aggregate assets and liabilities and cash balance. Mr. Maida also provided certain customary representations and warranties to GameCo, including with respect to ownership and title to the Luminosity interests, existence, corporate power and authority and authorizations of Luminosity Canada and Luminosity USA, capitalization of Luminosity Canada and Luminosity USA, Luminosity’s compliance with laws, no conflict, binding and enforceable obligations, taxation matters and working capital.

GameCo provided certain covenants, including with respect to the appointment of Stephen Maida as President and Chief Operating Officer (“COO”) and as a director of GameCo upon closing of the Luminosity Acquisition, non-solicitation until the completion of the Luminosity Acquisition or the outside date, securing the signatures of Adrian Montgomery and Francesco Aquilini to the voting and shareholder rights agreement, and assumption of the employees or independent contractors of Luminosity. Mr. Maida provided certain covenants to GameCo including with respect to escrow requirements of the TSXV, ordinary course operations, restrictions on encumbrancing the Luminosity interests, and non-solicitation until the completion of the Luminosity Acquisition or the outside date and taxation matters.

It was a condition to the closing of the Luminosity Acquisition that GameCo would enter into the following agreements: (i) an employment agreement with Stephen Maida; (ii) the VALP Services Agreement; (iii) the Management Services Agreement; the Promissory Note and Pledge Agreement; (iv) the Voting and Shareholder Rights Agreement; and (v) an agreement with the owners of the Vancouver Titans (the “OWL Team”), to acquire a non-controlling interest in the OWL Team.

The Luminosity Acquisition was completed prior to the completion of the Amalgamation and Arrangement on August 27, 2019.

VALP Services Agreement

Concurrently with the closing of the Luminosity Acquisition on August 27, 2019 and pursuant to the terms of the Luminosity SPA, GameCo entered into a services support agreement (the “VALP Services Agreement”) with the Vancouver Arena Limited Partnership (“VALP”) for an initial period of 60 months, subject to renewal, pursuant to which VALP agreed to provide GameCo with a broad range of marketing and business support services, including corporate partnership and selling support, retail support, brand association and marketing support (to be provided by Canucks Sports and Entertainment), esports planning and execution, digital and social media support, and back office support in exchange for certain service fees. VALP is an entity under the control or direction of the Chairman of the Company.

Management Services Agreement

Concurrently with the closing of the Luminosity Acquisition on August 27, 2019 and pursuant to the terms of the Luminosity SPA, GameCo entered into a services agreement (the “Management Services Agreement”) with AIG esports LP, AIG Canada and AIG esports USA Ltd. (collectively, the “Team Owner”) for an initial period of 60 months, subject to renewal, pursuant to which GameCo agreed to provide the

Team Owner with management, consulting and operating services reasonably required to assist in the management of the OWL Team. The Management Services Agreement may be terminated by mutual agreement of the parties, or by either party if there is a material breach that is not cured for a period of one month. AIG esports LP is an entity under the control or direction of the Chairman of the Company.

Promissory Note and Pledge Agreement

Concurrently with the closing of the Luminosity Acquisition on August 27, 2019 and pursuant to the terms of the Luminosity SPA, Stephen Maida was issued a promissory note of GameCo with a principal value of $2,000,000 (the “Promissory Note”), subject to adjustments. The Promissory Note had a maturity date equal to the date of consummation of a change of control of GameCo, subject to the escrow requirements of the TSXV. Interest on the Promissory Note accrued on the basis of 6% per annum.

To secure the prompt performance of all of GameCo’s obligations under the Promissory Note, the Promissory Note was accompanied by a pledge agreement (the “Pledge Agreement”) pursuant to which, until all obligations of GameCo under the Promissory Note were satisfied in full, GameCo would transfer, assign and pledge to Stephen Maida, a security interest in all of the Luminosity interests and assets and all rights and privileges of GameCo. The Promissory Note has since been repaid in full and is no longer in effect.

Voting and Shareholder Rights Agreement

Concurrently with the closing of the Luminosity Acquisition on August 27, 2019 and pursuant to the terms of the Luminosity SPA, GameCo entered into a voting and shareholder rights agreement (the “Voting and Shareholder Rights Agreement”) with Stephen Maida, Adrian Montgomery and Francesco Aquilini pursuant to which the Mr. Maida, Mr. Montgomery and Mr. Aquilini agreed to fix the size of the GameCo Board to three (3) directors, one of which would be a person designated by Mr. Maida for as long as he continued to beneficially own at least 10% of the issued and outstanding GameCo Shares, and two of which would be persons designated by Mr. Montgomery and Mr. Aquilini for as long as they continue to collectively beneficially own at least 20% of the issued and outstanding GameCo Shares. The Voting and Shareholder Rights Agreement provided for certain approval rights in favour of Mr. Maida, including any decisions concerning non-financial esports matters and decisions to enter into transactions with affiliates or any change of control transactions, other than the Amalgamation. In addition, Mr. Maida was granted a right of first refusal in respect of transfers of GameCo Shares held by the founders of GameCo, and a co-sale right to participate on a pro-rata basis in proposed transfers of Mr. Montgomery’s and Mr. Aquilini’s GameCo Shares, should he decide not to exercise his right of first refusal. Mr. Maida, Mr. Montgomery and Mr. Aquilini granted each other certain informational rights as well as pre-emptive rights should GameCo propose to offer or sell any equity securities.

Amalgamation and Arrangement

On February 22, 2019, J55 and GameCo entered into the LOI pursuant to which J55 and GameCo agreed to complete the Qualifying Transaction by virtue of an amalgamation on the terms and conditions set forth therein.

On May 30, 2019, J55 entered into the Amalgamation Agreement with GameCo and Newco with respect to the Amalgamation, and on June 19, 2019, entered into an amendment to the Amalgamation Agreement to account for the exchange of GameCo Debentures. Also on May 30, 2019, Former Enthusiast, GameCo and J55 entered into the Arrangement Agreement. On August 30, 2019, the Company completed the Amalgamation and Arrangement. See “The Transactions” below.

Immediately prior to the Closing of the Amalgamation, J55 completed its First Consolidation, and following the closing of the Transactions, on September 9, 2019, the Company completed its Second Consolidation. See “Corporate Structure”.

GameCo Subscription Receipt Offering

On March 20, 2019, GameCo completed a brokered private placement of 83,334,000 GameCo subscription receipts (the “GameCo Subscription Receipts”) at a price of $0.30 per GameCo Subscription Receipt. In connection with the issuance of GameCo Subscription Receipts, GameCo raised gross proceeds of $25,000,200. The GameCo Agent acted as sole agent for the GameCo Subscription Receipt Offering pursuant to an agency agreement (the “GameCo Agency Agreement”) dated March 20, 2019, among GameCo, J55, and the GameCo Agent .

The agreement governing the GameCo Subscription Receipts provided that the gross proceeds would be held in escrow with Computershare Trust Company of Canada (as subscription receipt agent), until certain release conditions (the “Escrow Release Conditions”) were satisfied or waived by the subscriber to the satisfaction of Canaccord Genuity Corp. (the “GameCo Agent”) on or prior to July 18, 2019, or such later date as the GameCo Agent would agree to in its sole discretion, acting reasonably (the “Escrow Release Deadline”). On June 19, 2019, the GameCo Agent agreed to extend the Escrow Release Deadline to August 31, 2019. The Escrow Release Conditions included:

(a)	the execution of the Amalgamation Agreement, and the satisfaction or waiver of all conditions precedent in the Amalgamation Agreement to the satisfaction of the GameCo Agent;

(b)	the execution of the Luminosity SPA, and the satisfaction or waiver of all the conditions precedent in the Luminosity SPA to the satisfaction of the GameCo Agent;

(c)	the receipt of all regulatory, shareholder and third party approvals required in connection with the Amalgamation and the Luminosity Acquisition;

(d)	GameCo not being in breach or default of any of its covenants or obligations under (i) the GameCo Agency Agreement; and (ii) the subscription receipt agreement (the “Subscription Receipt Agreement”) dated March 20, 2019, among GameCo, the GameCo Agent and Computershare Trust Company of Canada; and

(e)	the delivery of a release notice by GameCo and the GameCo Agent to Computershare Trust Company in accordance with the terms of the Subscription Receipt Agreement.

In connection with the GameCo Subscription Receipt Offering, and pursuant to the GameCo Agency Agreement, GameCo paid the GameCo Agent a fee equal to 6% of the aggregate gross proceeds of the GameCo Subscription Receipt offering, other than proceeds from the sale of GameCo Subscription Receipts to certain subscribers for which the GameCo Agent was entitled to a fee of 3% (the “GameCo Agent’s Fee”). The foregoing fee was payable in cash or in GameCo Shares, in the GameCo Agent’s sole discretion, with 50% of the fee having been paid in cash on the closing date of the GameCo Subscription Receipt Offering on March 20, 2019, for an aggregate fee of $738,006, and the remaining 50% having been paid in GameCo Shares, for an aggregate of 2,460,020 GameCo Shares, on the satisfaction of the Escrow Release Conditions.

Immediately prior to the Closing of the Amalgamation, the Escrow Release Conditions were satisfied and the Subscription Receipts were converted into GameCo Shares. Subsequently and, pursuant to the Amalgamation, each GameCo Share issued pursuant to a GameCo Subscription Receipt was exchanged for similar securities of J55 on a one for one basis.

GameCo Debenture Offering

On June 19, 2019, GameCo completed a debenture offering (the “GameCo Debenture Offering”) which consisted of a brokered private placement of an aggregate principal amount of $10,000,000 in GameCo Debentures, pursuant to the GameCo Debenture Indenture. The GameCo Debentures were convertible into GameCo Shares at a conversion price of $0.45 per share at the option of the holder on the date of satisfaction of the Escrow Release Conditions (see GameCo Subscription Receipt Offering), and which automatically converted into J55 Shares at a conversion price of $0.45 per share (on a post-First Consolidation basis) upon the Arrangement closing.

The net proceeds from the GameCo Offering were used by GameCo to extend a $10,000,000 bridge loan (the “Bridge Loan”) to Former Enthusiast. The Bridge Loan was eliminated on consolidation of J55 with Former Enthusiast in connection with the Arrangement.

Mandell Consulting Agreement

On August 30, 2019, GameCo, Enthusiast Gaming and Mandell Entertainment Group Inc. (“Mandell Entertainment”) entered into a consulting agreement (the “Mandell Consulting Agreement”) pursuant to which Mandell Entertainment and Corey Mandell, as the principal of Mandell Entertainment, agreed to provide certain business and marketing services to GameCo. As consideration for such services, GameCo issued to Mandell Entertainment 3,333,333 post-First Consolidation J55 Shares at a deemed price of $0.45 per share (on a post-First Consolidation basis), which shares were subject to resale and lock-up restrictions as further described in the Mandell Consulting Agreement. These resale restrictions included that such shares would vest and be released from escrow in three tranches as follows, provided that the Mandell Consulting Agreement remained in force and effect and Mandell Entertainment and Mr. Mandell continued to provide the prescribed services under the Mandell Consulting Agreement on each release date: (i) 1,111,111 shares on the Arrangement effective date, (ii) 1,111,111 shares on the first anniversary of signing the Mandell Consulting Agreement, and (iii) 1,111,111 shares on the second anniversary of signing the Mandell Consulting Agreement.

Credit Facility by Bridging Finance Inc.

On August 2, 2019, GameCo entered into a term loan in the principal amount of $20,000,000 with Bridging Finance Inc., to be used for purposes of (i) working capital, (ii) completion of the Amalgamation, the Arrangement, and the Luminosity acquisition, and (iii) to finance future acquisitions.

The term loan was made available by way of two advances: (i) an initial advance in an amount of up to $3,000,000 (the “Initial Advance”) as requested by GameCo following satisfaction or waiver by Bridging Finance Inc. of initial conditions precedent, and (ii) a further advance in an amount of up to $20,000,000 less the amount of the Initial Advance as requested by GameCo following satisfaction or waiver by the Bridging Finance Inc. of further conditions precedent. The Initial Advance was made on August 2, 2019.

The term loan has an interest rate of 5.05% calculated on the daily balance of the term loan advanced to the GameCo from time to time and compounded monthly, not in advance of the last business day of each and every month during the first twelve months of the term. Interest accrues but is not payable during the first twelve months of the term.

The term loan has a term of 24 months from the date of the Closing of the Transactions, namely, August 30, 2019.

Former Enthusiast

Former Enthusiast was incorporated on February 27, 2017, pursuant to the OBCA under the name Tova Ventures II Inc. (“Tova”). Tova was a capital pool company, as such term is defined in the policies of the TSXV, and completed its initial public offering on October 17, 2017.

As a CPC, the principal business of Tova was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses for the completion of a qualifying transaction and, once identified and evaluated, to negotiate an acquisition subject to receipt of shareholder approval, where required, and acceptance for filing by the TSXV.

Tova completed its qualifying transaction (the “Tova Qualifying Transaction”) with EGI pursuant to the terms of an amalgamation agreement (the “EGI Amalgamation Agreement”) on September 21, 2018 and changed its name to “Enthusiast Gaming Holdings Inc.”. The Tova Qualifying Transaction was completed by way of a three-cornered amalgamation as a result of which Former Enthusiast became the parent company of EGI.

In connection with the completion of the Transactions, Former Enthusiast changed its name to “Enthusiast Gaming Properties Inc.” as of September 5, 2019, and its common shares were delisted from the TSXV.

Year Ended December 31, 2017

Asset Acquisition of Destructoid

On June 15, 2017, Former Enthusiast acquired substantially all of the assets of Destructoid LLC (“Destructoid”), a major brand in the online video-gaming world. The acquisition was completed by way of an asset purchase. Former Enthusiast gained the domain names, IP rights, and content for 16 digital media properties, including the well-known “Destructoid” brand. Based in San Francisco, Destructoid had been a leading online authority for over 10 years as the alternative to mainstream gaming news sites and a sought-after destination for gamers to blog about their favourite video games. Consistently attracting a large amount of monthly visitors, Destructoid added, at that time, a significant boost to Former Enthusiast’s international reach of gamers.

The total consideration paid by Former Enthusiast to acquire the assets of Destructoid was $860,491 ($650,000 USD) and 300,000 common shares of Former Enthusiast, which were issued subsequent to the year end and were valued at $53,575.

Year Ended December 31, 2018

Acquisitions by Former Enthusiast

The following acquisitions were entered into by Former Enthusiast:

●	Asset Acquisition of Pixelfame LLC. On February 1, 2018, Former Enthusiast purchased all the assets of Pixelfame LLC (“Pixelfame”). The acquired assets consist of a suite of video game content focused Facebook pages.

●	Asset Acquisition of Gamnesia Media LLC. On February 16, 2018, Former Enthusiast purchased all the assets of Gamnesia Media LLC (“Gamnesia”). Gamnesia was a leading online video game news, analyst, opinion, and overall entertainment venue for gamers.

●	Asset Acquisition of Daily esports TV. On March 17, 2018, Former Enthusiast purchased all the assets related to the Daily Esports brand (“Daily Esports”) including the domain name www.dailyesports.tv. Daily Esports was an online content platform covering the latest news and opinions about the esports industry. The acquisition of Daily Esports greatly increased Former Enthusiast’s coverage of the esports industry.

●	Asset Acquisition of Canada Cup. On June 12, 2018, Former Enthusiast purchased a 20% interest in 2643067 Ontario Ltd., an Ontario corporation operating as Canada Cup Gaming (“Canada Cup”), in consideration for $120,000. Canada Cup has been hosting annual esports competitions since 2009 and, in 2015 became the final premier event of the Capcom Pro Tour season. The Capcom Pro Tour is a series of international fighting game tournaments sponsored by video game developer Capcom.

●	Asset Acquisition of Gameumentary. On June 22, 2018, Former Enthusiast purchased all the assets of the Gameumentary brand (“Gameumentary”), including the domain name www.gameumentary.com and related social media accounts.

●	Asset Acquisition of The Escapist. On July 3, 2018, Former Enthusiast purchased assets related to “The Escapist” online gaming magazine brand (“The Escapist”). The Escapist is a well-known online video gaming content brand magazine with content across multiple platforms of interest to video gamers. With approximately 6.5 million monthly viewers, the acquisition significantly grew Former Enthusiast’s network and continues to enhance Former Enthusiast’s growth strategy as the latest growing community of online gamers.

●	Asset Acquisition of IncGamers. On July 6, 2018, Former Enthusiast purchased all the assets related to the IncGamers brand (“IncGamers”), including PC Invasion and Diablo Wiki. IncGamers was a leading online video game news, analyst, opinion, and overall entertainment venue for gamers.

●	Asset Acquisition of Operation Sports. On November 14, 2018, Former Enthusiast acquired the assets of Operation Sports LLC (“Operation Sports”), an online sports video gaming news and community forum. Operation Sports will receive earn out payments for two years following the completion of the acquisition, which is expected to raise the total purchase price up to $1,000,000 based on performance milestones.

Total consideration paid for the acquisition of Pixelframe, Gamnesia, Daily Esports, Gameumentary, The Escapist, IncGames, and Operation Sports consisted of $1,559,650 in cash and 243,394 common shares valued in the amount of $196,310 for total consideration of $1,755,960.

Former Enthusiast’s Qualifying Transaction

On September 21, 2018, Tova, along with its wholly-owned subsidiary, 2637306 Ontario Inc. (the “Tova Ventures Sub”) and EGI completed a three-cornered amalgamation (the “Tova Amalgamation”) on the terms of an amalgamation agreement (the “Tova Amalgamation Agreement”) dated June 11, 2018, as amended July 30, 2018.

The Tova Amalgamation constituted Tova’s qualifying transaction under Policy 2.4 of the TSXV.

Pursuant to the Tova Amalgamation Agreement, EGI and Tova Ventures Sub amalgamated and formed one corporation (“EGI Amalco”) under the provisions of the OBCA. At the effective time of the Tova Amalgamation, among other things, each of EGI and Tova Ventures Sub ceased to exist as entities separate from EGI Amalco, the property of each of Tova Ventures Sub and EGI continued to be the property of EGI Amalco, and EGI Amalco continued to be liable for the obligations of each of Tova Ventures Sub and EGI.

At the effective time of the Tova Amalgamation:

(i)	each EGI shareholder received one Tova share on a post-Tova Consolidation basis (as defined below) in exchange for each EGI share held by such holder, and the EGI shares were cancelled;

(ii)	each holder of Tova Ventures Sub Shares received one common share in EGI Amalco in exchange for each Tova Ventures Sub share held by such holder, and the Tova Ventures Sub shares were cancelled; and

(iii)	in consideration for Tova’s issuance of Post-Tova Consolidation Tova shares, EGI Amalco issued to Tova one EGI Amalco share for each post-Tova Consolidation Tova share issued by Tova.

In addition, as of the effective time of the Tova Amalgamation, EGI warrants and EGI options ceased to represent a right to acquire EGI shares and provided the right to acquire post-Tova Consolidation Tova shares, all in accordance with the adjustment provisions provided in the certificates representing the EGI warrants and EGI options.

The Tova Amalgamation resulted in Tova:

(i)	completing the consolidation of the issued and outstanding common shares of Tova pursuant to Tova’s Articles of Amendment on the basis of one consolidated Tova share for every 4.2 Tova shares outstanding (the “Tova Consolidation”), such that there were 1,379,904 EGI Amalco shares issued and outstanding to Tova shareholders, 65,333 EGI Amalco warrants issued and outstanding to Tova shareholders and 136,190 EGI Amalco option issued and outstanding to Tova shareholders; and

(ii)	issuing an aggregate of 42,089,753 EGI Amalco shares to the EGI shareholders (including 6,799,300 EGI Amalco shares to holders of EGI subscription receipts), 17,212,973 EGI Amalco warrants and 3,537,703 EGI Amalco options issued to EGI shareholders.

Following completion of the Tova Amalgamation, 43,469,657 EGI Amalco shares were outstanding, and 20,952,199 EGI Amalco shares were reserved for issuance. The EGI Amalco shares reserved for issuance included 17,278,306 EGI Amalco warrants and 3,673,893 EGI Amalco options.

As at the closing of the Tova Amalgamation, the former EGI shareholders (including holders of the EGI subscription receipts) owned approximately 96.8% of the EGI Amalco shares and Tova shareholders held appropriately 3.2% of the EGI Amalco shares. Accordingly, the Tova Amalgamation constituted a reverse takeover of EGI, as defined by TSXV Policy 5.2 – Changes of Business and Reverse Take-Overs.

On August 27, 2018, Tova received conditional approval from the TSXV for the Tova Amalgamation. The Tova Amalgamation was completed on September 21, 2018. Tova changed its name to “Enthusiast Gaming Holdings Inc.” (i.e., Former Enthusiast) and the post-Tova Consolidation Former Enthusiast shares resumed trading on the TSXV on October 4, 2018 under the new ticker symbol “EGLX”.

Non-Brokered Private Placement of Former Enthusiast Convertible Debentures

On November 8, 2018, Former Enthusiast completed its oversubscribed, non-brokered private placement of convertible debenture units (each an “Former Enthusiast Debenture Unit” and collectively, the “Former Enthusiast Debenture Units”) for total gross proceeds of $9,000,000 (the “Former Enthusiast Debenture Offering”). Canaccord Genuity Corp. acted as advisor to Former Enthusiast with respect to the Former Enthusiast Debenture Offering. The net proceeds from the Former Enthusiast Debenture Offering were used for working capital purposes, general corporate purposes, and potential acquisitions.

Each Former Enthusiast Debenture Unit, issued at a price of $1,000, was comprised of one unsecured convertible debenture (each an “Former Enthusiast Debenture” and collectively, the “Former Enthusiast Debentures”), having a principal amount of $1,000 and accruing interest at 9% per annum, payable semi-annually until maturity, and 315 common share purchase warrants of Former Enthusiast (each, an “Former Enthusiast Debenture Warrant” and collectively, the “Former Enthusiast Debenture Warrants”). Each Former Enthusiast Debenture was convertible into shares at a conversion price of $1.60 per share, subject to acceleration in certain events. The Former Enthusiast Debentures mature on December 31, 2021. Each Former Enthusiast Debenture Warrant entitled the holder to acquire one share at a price of $2.00 per share for a period of two years, subject to acceleration in certain events. The Former Enthusiast Debentures and the Former Enthusiast Debenture Warrants contained customary anti-dilution provisions.

Starting March 9, 2019, Former Enthusiast had the option to require the conversion of the then outstanding principal amount of the Former Enthusiast Debentures (plus accrued and unpaid interest thereon) at the conversion price of $1.60 per shares on not less than 30 days’ notice, should the daily volume-weighted average trading price of the shares be greater than $2.40 for each of seven consecutive trading days, ending five trading days prior to the applicable date. Former Enthusiast could accelerate the expiry date of the then outstanding Former Enthusiast Debenture Warrants on not less than 30 days’ notice, should the volume-weighted average trading price of the company’s shares be greater than $3.00 for the twenty consecutive trading days, ending five trading days prior to the applicable date.

Former Enthusiast paid Canaccord Genuity Corp. an advisory fee in the amount of $590,580 equal to 6.0% of the gross proceeds raised in the Former Enthusiast Debenture Offering. The Company also issued 540 Former Enthusiast Debenture Units to Canaccord Genuity Corp.

Year Ended December 31, 2019

Asset Acquisition of Planet Destiny

On March 13, 2019, Former Enthusiast purchased all the assets of the Planet Destiny brand (“Planet Destiny”), including the URL, domain name and website content. Planet Destiny is a leading news outlet providing comprehensive information pertaining to the Destiny franchise. The total consideration paid by Former Enthusiast to acquire the assets of Planet Destiny was $26,726.

Share Purchase Acquisition of Waveform Entertainment

On April 9, 2019, Former Enthusiast announced that it had entered into an agreement to purchase 20% of the issued and outstanding shares of Waveform Entertainment Inc. (“Waveform”) through its wholly-owned subsidiary, Enthusiast Gaming Media II Holdings Inc. (“Media II”). Waveform is a leading esports broadcasting and production company which specializes in the organization of premium esports tournaments around the world. Former Enthusiast had a buy-out option, at its sole discretion, to acquire a 100% interest in Waveform.

The purchase was made pursuant to the terms of a share subscription agreement (the “Waveform Agreement”), among Waveform and Media II. Pursuant to the Agreement, Former Enthusiast agreed to purchase the purchased shares in three tranches: (i) on April 4, 2019, Former Enthusiast purchased 40.5% of the purchased shares for a portion of the subscription price, being $680,000; (ii) on or before October 4, 2019 (as decided by Former Enthusiast), Former Enthusiast purchased 29.75% of the purchased shares for a portion of the subscription price, being $500,000; and (iii) Former Enthusiast agreed to purchase, on or before (as decided by Former Enthusiast) June 3, 2020, 29.75% of the purchased shares for a portion of the subscription price, being $500,000.

On the date Waveform and Former Enthusiast entered into the Waveform Agreement, they also entered into a shareholders’ agreement for Waveform (the “Waveform Shareholders’ Agreement”). The aggregate purchase price for all of Waveform’s shares, if the buy-out option is exercised by Former Enthusiast, would be equal to the greater of: (i) four times Waveform’s gross revenue (as defined in the Waveform Shareholders’ Agreement), multiplied by eighty percent (80%); or (ii) $7,680,000, which will be subject to agreed adjustments. The purchase of the two remaining tranches, as well as the exercise of the buy-out option were subject to receipt of all applicable regulatory approvals (including by the TSXV).

Senior Enthusiast Debenture Purchase Agreement of Addicting Games

On April 11, 2019, Former Enthusiast announced that it had entered into a senior convertible debenture purchase agreement (the “Enthusiast Debenture Purchase Agreement”) to invest in Addicting Games Inc. (“Addicting Games”). Addicting Games develops and distributes browser games. Addicting Game’s platform focused on “browser multiplayer” .io website games, which are a genre of real-time multiplayer games which are played in a browser. The network includes: Tactics Core (tacticscore.io), pumking.io, warfronts.io, shotz.io, skywars.io, seapop.io, skyarena.io and, Little Big Snake (littlebigsnake.io).

Pursuant to the Enthusiast Debenture Purchase Agreement, Former Enthusiast invested US$1.5 million by way of a 3 year secured convertible debenture with interest accruing at 2% per annum convertible into equity at the value of Addicting Games’ next equity raise.

Asset Acquisition of The Sims Resource

On April 12, 2019, Former Enthusiast, through a wholly-owned subsidiary (in this paragraph, the “Purchaser”), acquired substantially all of the assets of The Sims Resource (“TSR”) from Generatorhallen AB and IBIBI HB (in this paragraph, collectively, the “Vendors”) for total consideration of US$18,000,000 in cash and 2,668,800 common shares in the capital of the Former Enthusiast (the “TSR Acquisition”).

Pursuant to the TSR Acquisition, the Purchaser acquired all of the assets related to TSR, including, but not limited to, customer and supplier lists, trade names, business goodwill, intellectual property, software, the domain name, website content, social media accounts. The Purchaser did not assume any liabilities or obligations of the vendors of TSR outside of those normally assumed in relation to employment and certain other contractual obligations.

The total consideration for the Acquisition consisted of:

(a)	US$4,000,000 paid in cash on the acquisition date of April 12, 2019;

(b)	US$2,000,000 satisfied by the issuance of an aggregate of 2,668,800 common shares in the capital of the Company on the acquisition date. The shares are subject to a contractual lock-up. After the fourth month following the closing date, the shares are released on a monthly basis until the first anniversary of the closing date; and

(c)	US$14,000,000, subject to post-closing adjustments, to be paid in cash no later than the first anniversary of the acquisition date (in this paragraph, the “Deferred Payment Date”).

The Vendors were also entitled to a monthly revenue share from the acquisition date to the Deferred Payment Date, subject to post-closing adjustments, in an amount equal to the sum of:

(a)	70% of the gross advertising revenues (less commissions paid by the Purchaser or its affiliates in respect of direct campaigns to a maximum of 7% of the gross advertising revenues on the direct campaigns) earned by the Purchaser (or its affiliates) from advertising related to the ownership and operation of the TSR, social media accounts of TSR, and any ancillary activities or operations directly or indirectly related thereto (the “Purchased Business”) for each month; plus

(b)	70% of the monthly subscription membership fees paid by persons who have subscribed as VIP members on TSR collected by the Vendors and paid over to the Purchaser for such month; less

(c)	70% of the actual and documented costs associated with operating the purchased business, including costs of operation of the site and TSR as set out in a services agreement entered into by the Purchaser, the Vendors and principals of the Vendors, and such other costs to be approved in writing by the Purchaser, acting reasonably, after consultation with the Vendors incurred or accrued for such month.

A business acquisition report was filed with respect to the acquisition of TRS on May 29, 2019.

Arrangement

On May 30, 2019, Former Enthusiast, GameCo and J55 entered into the Arrangement Agreement pursuant to which J55 agreed to acquire all of the issued and outstanding Former Enthusiast shares by way of a statutory plan of arrangement under the OBCA. Pursuant to the Arrangement Agreement, the GameCo Debentures, which were unsecured convertible debentures in the aggregate principal amount of

$10,000,000 and with a maturity date of June 30, 2020, were automatically converted into J55 Shares at a conversion price of $0.45 per share (on a post-First Consolidation basis).

On August 30, 2019, the Company completed the Arrangement. Under the terms of the Arrangement Agreement, each Former Enthusiast shareholder received 4.22 post-First Consolidation J55 Shares for each Former Enthusiast share held. Following the Second Consolidation, there were approximately 71,398,036 Enthusiast Gaming Shares issued and outstanding. See “The Transactions”.

Bridge Loan

On June 21, 2019, Former Enthusiast announced that it closed the Bridge Loan from GameCo. Pursuant to the terms of the loan agreement (the “Bridge Loan Agreement”) with GameCo dated May 30, 2019, interest accrued on the loan at the rate of 8% per annum. All principal and interest under the Bridge Loan became due and payable by Former Enthusiast to GameCo on the date of the Arrangement Closing. Pursuant to the terms of the Bridge Loan Agreement, Former Enthusiast paid GameCo a $300,000 administrative fee. See “GameCo Debenture Offering”.

The Transactions

The Amalgamation

On February 22, 2019, following non-arm’s length negotiations, J55 and GameCo entered into a letter of intent pursuant to which J55 and GameCo agreed to complete the Qualifying Transaction by virtue of an amalgamation on the terms and conditions set forth therein. The J55 Shares were halted from trading on the TSXV on February 19, 2019, pending announcement of the Amalgamation.

On May 30, 2019, J55 entered into the Amalgamation Agreement with GameCo and Newco with respect to the Amalgamation, and on June 19, 2019, entered into an amendment to the Amalgamation Agreement to account for the exchange of GameCo Debentures. The Company completed the Amalgamation on August 30, 2019 and changed its name to Enthusiast Gaming on September 5, 2019.

Also on May 30, 2019, J55 and GameCo entered into agreements (the “J55 Amalgamation Support Agreements”) with each of Francesco Aquilini, Roberto Aquilini, Adrian Montgomery, John Veltheer, and Alexander Helmel, pursuant to which, among other things, they agreed to be counted as present for purposes of establishing quorum at the J55 meeting of shareholders at 10:00 am (Vancouver time) on August 26, 2019 and to vote (or cause to be voted) the securities owned legally or beneficially by each of them or over which they exercise control or direction, as applicable and to the extent permitted by Applicable Securities Laws and the TSXV Policies, for the resolution to approve the Amalgamation and the Amalgamation Agreement (the “J55 QT Resolution”) and against any resolution inconsistent with the J55 QT Resolution, and to duly complete and cause forms of proxy in respect of all of the applicable securities held by them to be validly delivered to cause the applicable securities to be voted for the J55 QT Resolution.

Immediately prior to the closing of the Amalgamation, J55 completed its First Consolidation on the basis of one post-First Consolidation J55 Share for each 1.25 issued and outstanding pre-First Consolidation J55 Shares, and following the closing of the Transactions, on September 9, 2019, the Company completed its Second Consolidation, on the basis of 8 post-First Consolidation Shares for 1 post-Consolidations share, as further described under “Corporate Structure”.

On closing of the Amalgamation, all of the issued and outstanding securities of GameCo were exchanged for corresponding securities of J55 as follows:

●	each of the 309,572,066 GameCo Shares were cancelled and, in consideration thereof, each GameCo shareholder received one (post-First Consolidation) J55 Share;

●	each of the 2,181,690 warrants to purchase GameCo Warrants were exchanged for warrants to purchase the corresponding number of (post-First Consolidation) J55 Shares on the same terms as those contained in the GameCo Warrants, and each such GameCo Warrant was cancelled; and

●	each of the options to purchase GameCo Shares (the “GameCo Options”) were exchanged for options to purchase the corresponding number of (post-First Consolidation) J55 Shares on the same terms as those contained in the GameCo Options, and each such GameCo Option was cancelled.

The following directors, officers and other insiders of the Company, owned, directly or indirectly, or exercised control of or direction over the following GameCo Shares and/or held the following positions with GameCo:

Name	Position with Enthusiast Gaming	Position with GameCo	GameCo Shares
Francesco Aquilini(1)	Non-Executive Chairman, Director	Director, Chairman of the Board and Insider	22,500,100
Adrian Montgomery(2)	CEO, Director	Chief Executive Officer, Director and Insider	22,750,000
Stephen Maida(3)	President of Esports, Director and Insider	President of Esports and Insider	60,000,000(4)
Michael Beckerman	Director	N/A	333,333(5)

Notes:

(1)	Francesco Aquilini was a director and insider of J55 prior to the Amalgamation.

(2)	Adrian Montgomery was the CEO and a director and insider of J55 prior to the Amalgamation.

(3)	Upon completion of the Luminosity Acquisition, Stephen Maida became the President of Esports of GameCo.

(4)	GameCo Shares were issued to Stephen Maida, upon completion of the Luminosity Acquisition.

(5)	Beckerman Holdings Corp., a company controlled by Michael Beckerman, subscribed for 333,333 GameCo Subscription Receipts pursuant to the GameCo Subscription Receipt Offering, which GameCo Subscription Receipts automatically converted into GameCo Shares upon satisfaction of the Escrow Release Conditions. See “GameCo Subscription Receipt Offering”.

The Arrangement

On May 30, 2019, Former Enthusiast, GameCo and J55 entered into the Arrangement Agreement pursuant to which J55 agreed to acquire all of the issued and outstanding Former Enthusiast shares by way of a statutory plan of arrangement under the OBCA. The Company completed the Arrangement on August 30, 2019.

Also on May 30, 2019, Former Enthusiast entered into agreements (the “J55 Arrangement Support Agreements”) with each of Francesco Aquilini, Roberto Aquilini, Adrian Montgomery, John Veltheer, and Alexander Helmel, pursuant to which, among other things, they agreed to be counted as present for purposes of establishing quorum at the J55 meeting of shareholders and to vote (or cause to be voted) the securities owned legally or beneficially by each of them or over which they exercise control or direction, as applicable, for the resolution to approve the Arrangement and the Arrangement Agreement (the “J55 Arrangement Resolution”), and to duly complete and cause forms of proxy in respect of all of the applicable securities held by them to be validly delivered to cause the applicable securities to be voted for the J55 Arrangement Resolution.

Pursuant to the Arrangement Agreement, J55 agreed to acquire Former Enthusiast, such that the business of Former Enthusiast would become the business of J55. In connection with the foregoing, J55 issued shares (the “J55 Arrangement Consideration Shares”) and options (the “J55 Arrangement Consideration Options”) to the Former Enthusiast shareholders and holders of Former Enthusiast options, respectively.

The following matters were effected in connection with the Arrangement:

●	Articles of Arrangement were filed pursuant to which: (i) the Arrangement was effected as a result of which Former Enthusiast continued as a wholly-owned subsidiary of J55; and (ii) all Former Enthusiast shares, other than Former Enthusiast shares held by dissenting shareholders, were exchanged by the holders thereof, without any further act or formality for fully paid and non-assessable J55 Shares based on an exchange ratio of 4.22 post-First Consolidation J55 Shares for each Former Enthusiast share, in accordance with the terms of the Arrangement and the provisions of the Arrangement Agreement, all resulting in the issuance of an aggregate of 215,194,156 post-First Consolidation J55 Shares;

●	All Former Enthusiast Options outstanding immediately prior to the Arrangement Closing were exchanged for J55 Arrangement Consideration Options under the J55 option plan which entitled the holders to acquire J55 Shares in lieu of Former Enthusiast Shares subject to adjustment in number and exercise price based on the exchange ratio of 4.22 post-First Consolidation J55 Shares for each Former Enthusiast share, without entailing any other amendment to their terms, other than as set forth below;

●	In accordance with the terms of the applicable warrant certificate and/or agreement governing the applicable Former Enthusiast Warrants, each holder of a Former Enthusiast Warrant was entitled to receive (and such holder to accept) upon the exercise of such holder’s Former Enthusiast Warrant, in lieu of Former Enthusiast Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of J55 Shares, which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Arrangement Closing, such holder had been the registered holder of the number of Former Enthusiast Shares to which such holder would have been entitled if such holder had exercised such holder’s Former Enthusiast Warrants immediately prior to the Arrangement Closing; and

●	In accordance with the terms of the applicable certificate and/or agreement governing the applicable Former Enthusiast Debentures, each Former Enthusiast Debenture would continue to be governed by and be subject to the terms of the applicable Former Enthusiast Debenture certificate and/or agreement such that upon any valid conversion and/or redemption of a Former Enthusiast Debenture after the Arrangement Closing, Enthusiast Gaming will: (i) deliver or cause to be delivered, the J55 Shares needed to settle such conversion and/or redemption, and (ii) cause J55 to issue the necessary number of J55 Shares necessary to settle such conversion and/or redemption.

The effect of the Arrangement was that: (i) Former Enthusiast continued as a wholly-owned subsidiary of J55, as a result of which all of the property and assets of Former Enthusiast became indirectly held by J55; and (ii) existing Former Enthusiast shareholders continued to hold an interest in the property and assets of Former Enthusiast through the J55 Shares which they received pursuant to the Arrangement. The Arrangement did not change any of the assets, properties, rights, liabilities, obligations, business or operations of either J55 or the Former Enthusiast on a consolidated basis.

On completion of the Arrangement, there were 70,638,137 post-Consolidations (altogether, the “Consolidations”) J55 Shares outstanding and a further 13,728,146 post-Consolidations J55 Shares reserved for issue upon exercise, redemption and/or conversion, as applicable, of convertible securities of each of J55 and Former Enthusiast (inclusive of J55 options, J55 Arrangement Consideration Options,

Former Enthusiast Warrants and Former Enthusiast Debentures), and a further 416,666 post-Consolidations J55 Shares reserved for issuance pursuant to the Mandell Consulting Agreement. In no event was any holder of Former Enthusiast Shares entitled to a fractional J55 Arrangement Consideration Share.

Subsequent to, but in connection with, the completion of the Transactions, J55 changed its name to Enthusiast Gaming and commenced trading on the TSXV on or about September 9, 2019 under the symbol “EGLX”.

Following the Second Consolidation, there were approximately 71,398,036 Enthusiast Gaming Shares issued and outstanding.

Developments Subsequent to the Closing of the Transactions

On August 30, 2019, pursuant to an investment agreement between GameCo and Aquilini Properties LP (a related party by nature of it being under the control or direction of the Chairman of the Company), GameCo acquired 100 class B common shares of AIG Canada for USD $937,500, and GameCo eSports USA Inc. acquired a 25% non-voting participating interest in AIG USA for USD $312,500. Collectively, AIG Canada and AIG USA own and manage professional esports teams in Canada and the United States. Aquilini Properties LP controls AIG Canada and AIG USA. GameCo entered into a non-interest bearing promissory note (with an effective date of December 27, 2018) receivable in the amount of USD $1,250,000 with AIG eSports LP (a related party by nature of it being under the control or direction of the Chairman of the Company). GameCo directed AIG eSports LP to pay the proceeds of the promissory note to AIG eSports Canada Ltd. (“AIG Canada”) and AIG eSports USA Intermediate Holdings, LLC (“AIG USA”) for the respective investment amounts noted above.

On September 10, 2019, Enthusiast Gaming announced that it had completed, ahead of schedule, the deferred payment obligation related to its previously announced acquisition of the assets of TSR. The payment satisfied all obligations of the acquisition of TSR from Generatorhallen AB and IBIBI HB, which closed on April 12, 2019. TSR is the world’s largest female online video gaming content and community destination, offering custom content built around the popular Sims™ video game franchise, which can be downloaded by users to alter and/or expand gameplay.

Also on September 10, 2019, Enthusiast Gaming announced that it had acquired a non-controlling interest through its wholly-owned subsidiary, Luminosity, in the Vancouver Titans, an esports team which was founded in 2018 and has completed its first season in the Overwatch League. Overwatch League is an esports competition with 20 teams across six countries and three continents, all centered on the popular first-person shooter game Overwatch. Enthusiast Gaming acquired its interest in the Vancouver Titans from the team’s majority owner, the Aquilini Investment Group. Enthusiast Gaming manages the Vancouver Titans through its wholly-owned subsidiary, Luminosity, through a long-term management services agreement with the majority owner.

On September 13, 2019, the Company, in partnership with Canucks Sports & Entertainment, announced that an agreement had been reached with Activision Blizzard to own and field the Seattle-based team, Seattle Surge, in the Call of Duty® esports league. Enthusiast Gaming holds a non-controlling interest in the Seattle Surge team. The day-to-day operations and home games of the Seattle Surge are based in Seattle, Washington and are overseen by the Company and Canucks Sports & Entertainment. Enthusiast Gaming, through its wholly-owned subsidiary, Luminosity Canada, manages the team and player procurement through a long-term management services agreement with the majority owner.

On October 7, 2019, Enthusiast Gaming announced that it had closed the acquisition of Steel Media Limited (“Steel Media”). Former Enthusiast entered into a non-binding letter of intent to acquire all of the shares of Steel Media on December 18, 2018. Steel Media is a large mobile gaming network which has a portfolio of consumer and business to business websites and live networking events. Founded in 2005 by publishing exerts with a focus on quality editorial, Steel Media is the media company behind over 20 mobile gaming media websites including: pocketgamer.com, pocketgamer.biz, appspy.com, and 148apps.com, and is the owner and operator of over 25 video game networking events in 11 different countries. In connection with the acquisition of Steel Media, Enthusiast Gaming made a cash payment of US$1,968,536 (US$1,000,000 net of cash on hand) and issued 304,147 common shares in the capital of the Company (on a post-Consolidations basis) for an aggregate value of US$500,000. At the option of the Company, US$1,000,000 of the up to US$1,500,000 balance of the purchase price (inclusive of the maximum earn-out payment) could be settled by way of issuing common shares at a deemed price per share equal to the 5 day VWAP. All common shares issued in connection with the transaction are subject to a 12 month hold period from the date of issuance and approval of the TSX.

On December 31, 2019, the Enthusiast Gaming Shares commenced trading on the OTCQB under the symbol “ENGMF”.

On January 27, 2020, Enthusiast Gaming graduated to the TSX from the TSXV. The Enthusiast Gaming Shares began trading on the TSX under the same ticker symbol “EGLX”.

The Company expects to continue executing on its business plans, including pursuing M&A activities and investing in new revenue-generating activities.

Significant Acquisitions completed during the Financial Year ended December 31, 2019

Except as set forth herein, the Company has not completed any significant acquisitions for which disclosure would be required under Part 8 of National Instrument 51-102 as at the date hereof.

DESCRIPTION OF THE BUSINESS

Overview

Enthusiast Gaming’s products and services fall into three principal segments, which consist of media (generating revenue in the amount of $7,978,404 for financial year ended December 31, 2019 and nil for the period starting from incorporation to December 31, 2018), esports (generating revenue in the amount of $2,713,776 for financial year ended December 31, 2019 and nil for the period starting from incorporation to December 31, 2018), and events (generating revenue in the amount of $1,517,146 for financial year ended December 31, 2019 and nil for the period starting from incorporation to December 31, 2018).

Media

Enthusiast Gaming’s media segment is comprised of over 85 websites that are wholly owned or exclusively monetized by the Company and contain news, reviews, videos, live streams, blog posts, tips, chats, message boards, and other video-gaming related content. Central to Enthusiast Gaming’s ability to create valuable advertising space that can be sold on its websites (referred to as “Inventory”) is the ability to both develop content rich digital media and foster the interaction and contributions of its users to its digital media properties. Enthusiast Gaming possesses a network of full and part-time content developers to ensure regular, interesting updates are made across its digital media properties to reflect the newest developments in the world of video games, in the form of videos, articles, blog posts, and other content.

The gaming community is drawn to different aspects and forms of content on Enthusiast Gaming’s network of websites. Part of Enthusiast Gaming’s strategy is to acquire profitable video gaming websites with differentiating content from its then current portfolio, providing valuable, relevant content for any gaming enthusiast. Some of the different types of content includes: long form, short form, and documentary styles of content.

Another prevalent aspect of the media content on Enthusiast Gaming’s sites may be referred to as “video game journalism”, an aspect of the video gaming industry whereby individuals will review, critique, and provide commentary on new and old video games, particular aspects of video games, upgrades, new hardware platforms, and other aspects of video games.

Enthusiast Gaming’s network has also become a leading advertising platform that has amassed a network of brands targeting the gamer demographic. The network has over 150 million monthly visitors and is currently generating approximately 30 billion ad requests per month. For any form of publishing company, the key mission is building a dedicated following of engaged users. For online companies, this tends to be measured through monitoring monthly active users (“MAUs”). Just as a traditional newspaper refers to circulation numbers, website and gaming publishers are focused on measuring circulation through MAUs. Many forms of digital content publishers, from sports websites, to digital magazines, bloggers, and gaming properties, secure advertising deals predicated upon MAUs.

The majority of Enthusiast Gaming’s revenue is driven by programmatic advertising across the platform. Enthusiast Gaming has built out a direct sales team to foster key relationships and drive revenue. The direct sales team is also responsible for developing long term clients looking for integrated advertising solutions across Enthusiast Gaming’s brands.

In addition, Enthusiast Gaming’s enterprise is made up of interrelated operations intended to derive revenue from assets acquired by Enthusiast Gaming across the esports value chain. Enthusiast Gaming leverages its operations to build content and develop an audience and fan base to facilitate merchandising and subscriptions, pursuant to direct sponsorships, endorsement deals, product placement deals, advertising sales and advertising.

The branding of Enthusiast Gaming is particularly important to its marketing initiatives and its ability to gain traction in the industry and engage marketing partners such as sponsors. The outcome of any contest, competition, or tournament for the teams and players that Enthusiast Gaming intends to manage and provide services to may affect the ability for Enthusiast Gaming to strengthen its brand. Enthusiast Gaming believes its business depends on identifiable intangible properties such as brand names.

Esports entities that rely on marketing initiatives as a source of revenue will need to have a large following in order to enable marketing partners to generate revenue by leveraging this following. To that end, Enthusiast Gaming has retained a management team that has business acumen, sports and entertainment experience and industry connections. Further, Enthusiast Gaming entered into the VALP Services Agreement with VALP pursuant to which the VALP provides infrastructure to Enthusiast Gaming: specifically, VALP agreed to provide to Enthusiast Gaming services and support with respect to, among other things, sponsorship sales, marketing and branding, content creation, social media, facilities and stadium usage, mental and physical training, executive leadership, and business development. See “VALP Services Agreement”.

The Sims Resource

TSR is one of the world’s largest network of female gamers, and is currently ranked #7 on Quantcast’s Top 25 websites with the highest concentration of female audience in the United States (behind Oprah.com and Bravotv.com). Women drive 70% to 80% of all consumer purchasing on the website, through a combination of their buying power and influence.

TSR operates on a subscription-based model and has a current subscriber base of approximately 80,000 monthly subscribers. TSR’s subscribers pay on average USD$4 per month to access its VIP features, producing a recurring revenue stream from paid subscriptions of approximately USD$3.9 million on an annual run rate. At the time of the initial acquisition of TSR in April 2019, there were approximately 55,000 monthly subscribers.

Programmatic Media Value Chain

The programmatic media value chain consists of various industry players seeking to facilitate optimal purchasing of advertising from targeted publishers. Importantly, both the supply side (websites with ad space) and the demand side (brands and/or advertisers seeking ad space) have their own respective options when it comes to platforms. Supply Side Platforms (“SSPs”) and Display Side Platforms (“DSPs”)

have been created in order to streamline publishing and ad-buying processes. Companies strategically use both SSPs and DSPs to facilitate optimal purchasing of advertising from targeted publishers.

A common advertising spending metric utilized in the digital publishing industry, is known as “Cost Per Thousand” (“CPM”) impressions.

CPM and other relevant metrics, allow SSPs and DSPs to navigate on a common basis whereby a more targeted marketing campaign will typically demand a higher CPM given that each ad impression can justifiably be worth more to the advertiser.

Should an advertiser or publisher decide to investigate one step deeper into the efficiency of its campaign, the metric of “Click Through Rate” serves as a percentage of people who saw the ad and subsequently clicked on it. Other methods of negotiating digital advertising and publishing transactions utilize “Cost Per Click”, wherein the advertiser pays on a per-click basis, or alternatively can pay on a more joint venture / commission basis sometimes referred to as “Cost Per Acquisition”.

Companies tend to utilize Effective Cost Per Thousand (“eCPM”) impressions in order to compare various advertising mechanisms and campaigns on a leveled basis. Essentially, eCPM inputs the earnings obtained via a certain campaign, divided by the number of actual impressions delivered. This results in a cost per impression, such that when multiplied by 1,000, will deliver an approximation for the eCPM.

Sale of Inventory

The digital media advertising segment of Enthusiast Gaming’s business flows from the digital media publishing segment. With content-rich digital media properties drawing millions of monthly page views, Enthusiast Gaming is able to sell valuable Inventory on its digital media properties. In addition to selling its own Inventory, Enthusiast Gaming acts as a representative for the sale of third-party Inventory on websites and applications that also host similarly themed content. By combining the Inventory in its own network with third-party Inventory, and in some instances, acting as an exclusive provider of advertising to third parties, Enthusiast Gaming gets access to exclusive ad auctions and sales opportunities through which it is able to command higher advertising revenues and negotiate favourable profit-sharing arrangements.

Online advertising revenue is determined by a number of metrics. Advertising revenues may factor in the number of individuals who view particular web pages in Enthusiast Gaming’s network of digital media properties, how often the web pages are viewed, and how much time a user spends on a website during each visit. Revenue can be accorded based on the number of advertising impressions, the “Click Through Rate”, and the rate at which advertisements lead to sales. The functioning of the advertisements themselves can have a significant effect on achieving key advertising metrics.

Enthusiast Gaming developed proprietary optimization tools which it utilizes to sell ads on. As opposed to the historical process of using humans to negotiate the purchase and sale of ad space, the optimization tool allows Enthusiast Gaming to set strategic parameters for the sale of Inventory in real time auctions that occur in milliseconds and are all executed by computer programs. Additionally, the programmatic optimization tools enable Enthusiast Gaming to target specific advertisers at specific times in order to receive the highest value for its Inventory.

The Inventory or advertising space can be found in a variety of locations throughout the websites. New advertising impressions are generally created when a user opens a website or navigates to a different page. Enthusiast Gaming focuses exclusively on advertising revenues and provides access to the content on all of its digital media properties without employing any payment gateways or premium content. They can take on the form of banner advertisements, ad-words, “skins” or background advertisements, and in-application ads.

Enthusiast Gaming derives part of its total revenue from direct advertising campaigns. When a client opts for a direct campaign, Enthusiast Gaming will prepare a marketing plan with the client, consisting of the length of the campaign and set parameters which will define how the ad will be displayed such as, specific countries where the ad will be displayed, on desktop or mobile, whether the ad will click through to another site, etc. Additionally, depending on the campaign, Enthusiast Gaming may guarantee a certain amount of impressions or “Click Through Rate”.

A large majority of Enthusiast Gaming’s revenue is derived from the sales of ad inventory on its network of digital media properties. Enthusiast Gaming has steadily grown its network of digital media properties and has experienced a corresponding growth in revenue. Due to the steady growth, the fluctuation of spending in the advertising industry has not been obvious from Enthusiast Gaming’s operating results. Ad inventory derives its value from a number of factors, including supply and demand. In preparation for retail-oriented holidays, retail sector advertisers may increase their advertising budgets, thus reducing the availability of ad inventory and increasing its value. Similarly, advertisers in the technology industry may correlate their ad campaigns to the launch of new products.

Online advertisements can be sold in a variety of ways. Enthusiast Gaming enters into agreements with online advertising exchanges, through which advertisers will bid on space and time in Enthusiast Gaming Inventory and the Inventory of companies Enthusiast Gaming represents.

Under its affiliate agreements, Enthusiast Gaming provides advertising sales as a third party representative, to digital media publishers. Generally, Enthusiast Gaming will receive the right to market and sell all available advertising space within the digital media publisher’s website for the duration of the agreement. In exchange for the opportunity to monetize the digital media publisher’s website, Enthusiast Gaming will compensate the digital media publisher, either in the form of fixed monthly payments subject to page views, or a percentage of ad revenue, or a combination of the two.

The advertising technology space is ever evolving, but like most industries, the race tends to be toward optimal efficiency. Enthusiast Gaming therefore believes, as do many industry experts, that original content production, curation, and publishing will continue to thrive and generate more value given its importance to target consumers. Conversely, as better efficiency is pursued, middle-firms currently exacting fees in between advertisers and publishers, should see their gross revenues and margins decline. Large advertisers are interested in widely distributed publishers like Enthusiast Gaming, and firms in between will become more secondary.

Esports

The Company’s subsidiary, Luminosity, is a professional esports organization based in Toronto, Canada. It currently has fully-owned teams competing in Fortnite, Apex Legends, Tom Clancy’s Rainbow Six: Siege, and Madden NFL. Luminosity’s teams compete globally and Luminosity positions itself as a significant contender at the highest level of competition in all games in which it fields teams. In addition to its competitive esports teams, Luminosity also has teams of content creators on YouTube and Twitch.

The Company, through its wholly-owned subsidiary, Luminosity, holds a non-controlling interest in the Vancouver Titans of the Overwatch League and the Seattle Surge of the Call of Duty® esports league. Enthusiast Gaming manages the Vancouver Titans and the Seattle Surge through a long-term management services agreement with the majority owner.

Events

Enthusiast Gaming creates and operates through EGLive, its multi-day live expo event, EGLX. Enthusiast Gaming started in person gaming meet ups in 2014 at a local pub in Toronto to engage the gaming community through personal interactions. As the meet ups continued to grow in popularity and size, the venue also grew to accommodate the increase in numbers. These small meet ups quickly escalated to a university, and then eventually, to an exhibition hall. Over the years, these meet ups graduated into EGLX.

In 2019, over 30,000 people attended EGLX and Enthusiast Gaming continues to explore opportunities to grow its events division to coincide with the significant growth of its network online. In the past, the Expo has brought together video gaming enthusiasts, celebrities, professionals and amateur video game developers, video game vendors, and other exhibitors. The Expo has in the past offered the opportunity for attendees to:

●	play or watch esports tournament with cash prizes;

●	buy, sell or trade collectable games;

●	play student-designed games and discuss game design with prestigious game design schools;

●	cosplay;

●	play new and vintage video games;

●	partake in video competitions;

●	attend panel discussions;

●	watch a pitch competition whereby participants have pitched video game ideas to real investor groups;

●	participate in panels and interviews of game developers, industry professionals, and YouTube celebrities; and

●	meet gaming celebrities.

The Expo features key sponsors including Bell, Nintendo, Microsoft, and Blizzard. Aspects of the Expo, such as the video gaming competitions, are broadcast online via Twitch and on Enthusiast Gaming’s network of digital media properties. The Expo is also used as an opportunity to direct attendees to Enthusiast Gaming’s network of digital media properties, and Enthusiast Gaming’s online network is similarly leveraged where appropriate to advertise the event.

Enthusiast Gaming plans to expand the Expo to other cities across North America starting in 2020. Enthusiast Gaming also launched its own esports tournament called “EGLX Rising Stars”. The series aims to discover up and coming talent in the esports industry.

In addition, subsequent to the acquisition of Steel Media in October 2019, Enthusiast Gaming owns and operates numerous industry networking events around the world, with 15,000 registered industry attendees and key sponsors and partners. Steel Media hosts Pocket Gamer Party, Top 50 Developer Guide, Mobile Mixers, the Mobile Games Awards, and its feature event, Pocket Gamer Connects, the largest B2B mobile games conference series, with events in locations such as London, San Francisco, Helsinki and Seattle.

Market

Esports, or electronic sports, is the evolution of video gaming. “Esports” typically refers to competitive gaming whereby gamers can, individually or in teams, compete against one another. Spectators can typically observe these competitions via different platforms online or in person at live events. The advent of online platforms, such as Twitch, has allowed more and more spectators to watch competitions globally from anywhere in the world and has contributed to the growth in the popularity of esports. Competitive gamers can now participate in regulated leagues, tournaments or other competitions and matches, for various different games on different entertainment systems. Further, competitive gamers, teams, team managers, streamers, game developers, viewing platforms and other participants in the esports industry are able to monetize the attention through different means, including through viewer subscriptions and marketing sponsorships.

Esports is an important component of online video gaming content. Most notably, esports turns competitive video-gaming into a spectator sport. Thousands of viewers will attend live events to watch professional video game players compete in tournaments. Additionally, these tournaments are often streamed online, with viewers logging on to watch from their computers, tablets or mobile devices.

According to a 2019 report published by Newzoo, the global esports audience reached 453.8 million viewers in 2019, and that number is expected to grow to 453.8 million in 2020. Traditionally, the market in which Enthusiast Gaming operates has been primarily young males, aged 13 to 34. However, in 2017, the Entertainment Software Association of Canada (the “ESA”) reported in Essential Facts About the Computer and Video Game Industry, that the average gamer is 35 years old and that the number of female gamers has steadily been rising over the past several years. The same report notes that in Canada, women currently account for 48% of gamers, while in the U.S. they account for 41%.

Users of Enthusiast Gaming’s network of digital media properties are both men and women ages 13 to 65+ with the majority of its users spending, on average, more than 15+ hours gaming per week. These individuals represent a highly sought-after demographic in a number of key advertising categories.

The Canadian video game industry has rapidly expanded to accommodate the growth of esports. Large venues, such as hockey arenas, sell out for esports competitions. According to the ESA, esports has contributed more than $3 billion to the Canadian economy and this number is expected to grow in the coming years. The ESA also reported that Canada is now home to 472 active studios developing, publishing, and distributing video games.

Data from Statista suggests that worldwide revenue from the esports market will experience 40% year on year growth and reach approximately US$1.49 billion in 2020, with 80% of the revenue coming from advertising and sponsorships.1 Additionally, it is estimated that in 2016, US$661 million was spent on advertising and sponsorships.2

According to a 2019 report published by Newzoo, there are currently 2.5 billion gamers globally.3 These gamers generated US$152.1 billion in revenue for the gaming industry in 2019.4 Newzoo expects this number to grow to US$196 billion by 2022.

Currently, the gaming market is fragmented across several platforms with each platform varying in gaming revenue. According to the 2019 report from Newzoo, the segment breakdown of revenue generated per platform is as follows: 2% from browser PC games; 21% from boxed/downloaded games; 36% from smartphone games; 9% from tablet games; and 32% from console games. Newzoo indicated that by 2022 smartphone games will account for 50% of gaming revenue.

According to an eMarketer’s report dated August 2017, it is expected that the number of U.S. smartphone users will grow by 26 million, reaching 245 million users in 2021.5 Additionally, time spent within mobile

1 Statista, “esports market revenue worldwide from 2012 to 2020 (in million U.S. dollars)”, online at:
https://www.statista.com/statistics/490522/global-esports-market-revenue/.

2 Statista, “esports market revenue worldwide in 2016, by segment (in million U.S. dollars)”, online at:
https://www.statista.com/statistics/490358/esports-revenue-worldwide-by-segment/.

3 Newzoo, “The Global Games Market Will Generate $152.1 Billion in 2019 as the U.S. Overtakes China as the Biggest Market”, online at: https://newzoo.com/insights/articles/the-global-games-market-will-generate-152-1-billion-in-2019-as-the-u-s-overtakes-china-as-the-biggest-market/.

4 Newzoo, “Newzoo Global Esports Market Report 2019”, online at: https://newzoo.com/insights/trend-reports/newzoo-global-esports-market-report-2019-light-version/.

5 eMarketer, “Mobile Ad Spend to Top $100 Billion Worldwide in 2016, 51% of Digital Market”, online at:
https://www.emarketer.com/Article/Mobile-Ad-Spend-Top-100-Billion-Worldwide-2016-51-of-Digital-Market/1012299.

applications will experience a similar growth. eMarketer estimated in its April 2017 report that adults in the U.S. spend 2.25 hours per day on mobile applications, with this number growing to 2.43 hours per day by 2019. Time spent on mobile applications significantly surpasses time spent on the mobile web which accounts for only 0.26 hours per day. Despite this increase in time spent on mobile applications, the mobile application market is becoming increasingly competitive. The 2017 U.S. Mobile App Report, published by comScore, reported that the majority of smartphone users in the U.S. will download zero applications per month, while only 13% of smartphone users will download one application per month.

In its August 2017 report, eMarketer predicted that U.S. mobile ad spending would increase from $58 billion in 2017 to $102 billion by 2021. Considering this rise, mobile ad spending is expected to capture a larger portion of the digital advertising market. Currently, eMarketer reports that mobile ad spending accounts for 70.3% of all digital advertising spending, with this number climbing to 79.2% by 2021.

Specialized Skill and Knowledge

Specialized skill and knowledge is necessary to capitalize on significant trends in the esports industry. To that end, Enthusiast Gaming has retained a management team that has business acumen, sports and entertainment experience and industry connections.

In addition, market trends indicate that publishers will become more in-demand as users continue to seek diverse content. Enthusiast Gaming has assembled an in house team of individuals, all of whom have specialized knowledge of adtech and programmatic optimization tools, to maximize the value of its properties and give Enthusiast Gaming an advantage in the market.

Enthusiast Gaming has developed proprietary programmatic advertising techniques in order to curate optimal monetization. Most importantly, the Enthusiast Gaming umbrella of more than 85 websites and digital platforms, has enabled Enthusiast Gaming to engage in direct deals with large advertisers. As inefficiencies are eliminated, Enthusiast Gaming stands to benefit from receiving a larger portion of advertisers marketing budgets.

Competitive Conditions

The digital media publishing industry in the gaming sector is highly competitive and fragmented. Enthusiast Gaming competes with many well-established media websites, ad networks and non-gaming networks.

In addition, the esports industry’s main audience has been the demographic cohort known as “Millennials” or “Generation Y”. As such, Enthusiast Gaming generally competes for sponsorship revenue with companies involved in industries – such as the music industry – that have an audience consisting of the same or similar demographic cohorts.

Many of Enthusiast Gaming’s competitors have adopted a centralized approach by developing a single website with a strong brand to publish gaming and esports content. Unlike its competitors, Enthusiast Gaming has employed a decentralized approach and instead aggregated many smaller digital media publishing properties in order to achieve the benefits of selling Inventory with a large audience. Enthusiast Gaming has been able to reach more than 150 million monthly unique visitors, producing nearly 1 billion page views per month, Additionally, Enthusiast Gaming optimized its network of properties to function and to receive ads on multiple platforms, including video, mobile, the web, and tablets.

Due to the esports industry’s potential for growth and monetization and low barriers to entry, Enthusiast Gaming expects to face additional competition from new entrants and increasing competition from established companies in the industry.

Intangible Properties

The Company believes the trademarks listed in the table below enjoy significant brand awareness in the esports market. With the exception of the trademarks listed below, Enthusiast Gaming currently relies on Canada’s common law for proprietary protection of its copyrights and trademarks. This is due to the large number of trademarks and copyrighted material that Enthusiast Gaming uses in its gaming network, and the projected expense required for formal proprietary protection of each copyrightable material and/or trademark it uses. The Company is actively investigating its ability to apply for other forms of proprietary protection, including registering the “#LGLOYAL” hashtag as well as “Luminosity Gaming”, and “Rising Stars” as trademarks. Enthusiast Gaming intends to continually monitor and evaluate the copyright and trademarks used by its digital assets in order to identify copyright and trademarks that may benefit from proprietary protections beyond those available to the Company under Canada’s common law.

Canadian Registered Trademarks or Trademark Applications
Trademark	Registration Number	Filing/Registration Date
ENTHUSIAST GAMING	1933339	30-Nov-2018

US Registered Trademarks or Trademark Applications
Trademark	Registration Number	Filing/Registration Date
DESTRUCTOID	3611368	28-Apr-09
THE ESCAPIST	3120453	25-Jul-06
THE ESCAPIST	3859638	12-Oct-10
WARCRY	3254681	26-Jun-07
WARCRY NETWORK	3264291	17-Jul-07
ZERO PUNCTUATION	3507920	30-Sep-08
ENTHUSIAST GAMING	88391588	18-April-19

United Kingdom Registered Trademarks or Trademark Applications
Trademark	Registration Number	Filing/Registration Date
POCKET GAMER	UK00002618412	18-Apr-12

Employees

As of December 31, 2019, in addition to the officers of Enthusiast Gaming, the Company has approximately 35 full time employees, 15 full time contractors, and 150 part-time contractors, along with 50 esports influencers under contract.

Other

The Company’s business can fluctuate due to seasonal trends. A portion of the Company’s revenue is generated from advertising, a component of the media operating segment, which has in past years shown significant increases in the fourth quarter of the Company’s financial year.

The Company’s revenues may also be affected by the timing of major events. The two largest revenue producing events in the Company’s portfolio – Pocket Gamer (an event held in London, UK) and EGLX (an event held in Canada) are typically held annually in the first and fourth quarter of the Company’s financial year, respectively. In addition, a portion of the Company’s reportable segments depend on foreign operations, as a portion of the Company’s events operational team is based in the United Kingdom.

While the Company expects the seasonal trends above to continue for the foreseeable future, there can be no assurance that the seasonal trends and other factors that have impacted Company’s historical results will repeat in future periods as it cannot influence or forecast many of these factors: for instance, the Company’s revenues may also be affect by the scheduling of other events that do not occur annually and are at the discretion of management. For other factors that may cause its results to fluctuate, see “Risk Factors”.

Enthusiast Gaming does not have any investment policies regarding lending and investment restrictions.

Since its incorporation, Enthusiast Gaming or its subsidiaries have not been subject to any bankruptcy, receivership or similar proceedings, and there have not been any material reorganizations of Enthusiast Gaming or its subsidiaries within the three most recently completed financial years or during or proposed for the current financial year.

RISK FACTORS

The securities of Enthusiast Gaming should be considered highly speculative due to the nature of the Company’s businesses and the current stage of its development.

The risks presented below may not be all of the risks that the Company may face. It is believed that these are the factors that could cause actual results to be different from expected and historical results. Other sections of this Annual Information Form, the 2019 Annual Financial Statements, the 2019 Annual MD&A, and other filings the Company has made and may make in the future with the applicable securities authorities include additional factors that could have an effect on the business and financial performance of the Company’s business. The market in which the Company competes is very competitive and changes rapidly. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. You should not rely upon forward-looking statements as a prediction of future results.

In evaluating Enthusiast Gaming and its prospective businesses, investors should carefully consider the following risks.

Risks Relating to the Company’s Business

Enthusiast Gaming’s esports business faces intense and wide-ranging competition

The success of an esports business like Enthusiast Gaming’s is dependent upon the performance and/or popularity of its franchises and esports players. Further, Enthusiast Gaming is in competition with other sporting and entertainment events, both live and delivered over television networks, radio, the Internet and online services, mobile applications and other alternative sources.

As a result of the large number of options available and global nature of the online gaming industry, Enthusiast Gaming faces strong competition for esports fans. Enthusiast Gaming must compete with other esports organizations, in varying respects and degrees. Given the nature of esports, there can be no assurance that Enthusiast Gaming will be able to compete effectively, including with companies that may have greater resources than Enthusiast Gaming, and as a consequence, Enthusiast Gaming’s business and results of operations may be materially negatively affected.

Enthusiast Gaming’s esports business is substantially dependent on the continuing popularity of the esports industry as a whole

The esports industry is in the early stages of its development. Although the esports industry has experienced rapid growth, consumer preferences may shift and there is no assurance that this growth will continue in the future. Enthusiast Gaming has taken steps to diversify its business and mitigate these risks to an extent and continues to seek out new opportunities in the esports industry. However, due to the rapidly evolving nature of technology and online gaming, the esports industry may experience volatile and declining popularity as new options for online gaming and esports become available, or consumer preferences shift to other forms of entertainment, and as a consequence, Enthusiast Gaming’s business and results of operations may be materially negatively affected.

Enthusiast Gaming’s business is substantially dependent on the developing and continuing popularity and/or competitive success of its players

Enthusiast Gaming’s financial results depend in large part on becoming and remaining popular with its fan bases. In addition, the popularity of Enthusiast Gaming’s players can impact online viewership and television ratings, which could affect the long-term value of the media rights and sponsorship opportunities. There can be no assurance that Enthusiast Gaming’s players will develop or maintain continued popularity.

Enthusiast Gaming’s esports decisions may have a material negative effect on Enthusiast Gaming’s business and results of operations

Creating and maintaining the popularity of Enthusiast Gaming’s players is key to the success of Enthusiast Gaming’s esports business. Accordingly, efforts to improve revenues and earnings from operations from period to period may be secondary to actions that management believes will generate long-term value. Any of these actions could increase expenses for a particular period. There can be no assurance that any actions taken by management to increase Enthusiast Gaming’s long-term value will be successful.

A significant factor in Enthusiast Gaming’s ability to attract and retain talented players is compensation. It is expected that players’ salaries may increase as the popularity of the esports industry increases, and Enthusiast Gaming’s expenses may increase as it offers larger salaries to players. Enthusiast Gaming may pay their players different aggregate salaries and a different proportion of its revenues than other esports franchises.

The success of Enthusiast Gaming’s esports players and likelihood of injury or illness

Enthusiast Gaming’s financial results are dependent in part on the performance and popularity of the Company’s esports players and teams. The likelihood of the players achieving high performance levels or popularity may be substantially impacted by untimely injuries or illnesses that are not under the Company’s control. In addition, the players’ salaries represent significant financial commitments for our business. In the absence of disability insurance, Enthusiast Gaming may be obligated to pay all of an injured player’s salary.

Defection of Enthusiast Gaming’s esports players to other teams or managers could hinder their success

Enthusiast Gaming competes with other esports athlete management businesses to sign and retain world class esports players, some of which have greater resources or brand recognition and popularity than our own. Enthusiast Gaming’s players under contract may choose to defect to other esports organizations for various reasons, including that they have been made a superior offer or they have chosen to pursue new or other opportunities. The loss or defection of any of our esports players could have negative consequences on Enthusiast Gaming’s business and results of operations. While Enthusiast Gaming takes all appropriate steps to retain their players and protect their interests in management contracts, there can be no assurances that players will not defect to other esports organizations.

Competition and changes in technology

The industry in which Enthusiast Gaming operates is very competitive. Numerous factors could affect Enthusiast Gaming’s competitive position. Other companies may decide to enter the space and could have substantially greater financial, marketing and other resources. Several of these companies may have greater name recognition and well-established relationships with some of Enthusiast Gaming’s target customers. Furthermore, these potential competitors may be able to adopt more aggressive pricing policies and offer more attractive terms to customers than Enthusiast Gaming is able to offer. Enthusiast Gaming may face increasing price pressure from competitors and customers. In addition, current and potential competitors have established or may establish cooperative relationships amongst themselves or with third parties to compete more effectively. Existing and potential competitors may also develop enhancements to, or future generations of, competitive products and services that will have better performance features than Enthusiast Gaming’s products and services.

As a result of the early stage of the industry in which Enthusiast Gaming operates, the Company expect to face additional competition from new entrants. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of Enthusiast Gaming.

Risk Factors Relating to Enthusiast Gaming’s Operations

Enthusiast Gaming has limited operating history

Enthusiast Gaming’s lack of operating history may make it difficult for investors to evaluate Enthusiast Gaming’s prospects for success and there is no guarantee that Enthusiast Gaming’s business models will achieve its strategic objectives. There is no assurance that Enthusiast Gaming will be successful and the likelihood of success must be considered in light of its relatively early stages of operation.

Reliance on advertisers for revenue

Enthusiast Gaming relies on advertisers to purchase inventory from the Company’s network of digital media publishers for future revenue. Enthusiast Gaming’s inability to secure contracts for advertising revenues may have a material adverse effect on its business, financial condition, and results of operations. Additionally, this is a relatively new and rapidly evolving industry and as such, it is difficult to predict the prospects for growth. There is no assurance that advertisers will continue to increase their purchases of online advertising or that the supply of advertising inventory on gaming digital media properties will not exceed the demand. If the industry grows slower than anticipated or Enthusiast Gaming’s existing products and services lose, or its new products and services fail to achieve market acceptance, Enthusiast Gaming may be unable to achieve its strategic business objectives, which could have a material adverse effect on its prospects, business, financial condition or results of operation.

Enthusiast Gaming depends on third parties, including users and content providers

Enthusiast Gaming is reliant to an extent on third parties, including content providers, users, and affiliate network publishers. Enthusiast Gaming’s success is partially dependent on its ability to attract and retain quality content providers. There can be no assurance that these business relationships will continue to be maintained or that new ones will be successfully formed. A breach or disruption in these relationships or failure to engage contractors could be detrimental to the future business, operating results and/or profitability of Enthusiast Gaming. Moreover, Enthusiast Gaming’s financial performance will be significantly determined by its success in adding, retaining, and engaging active users of its networks of digital media properties. If users do not perceive Enthusiast Gaming’s content as interesting, unique and useful, Enthusiast Gaming may not be able to attract or retain additional users, which could adversely affect its business.

Enthusiast Gaming may be unable to complete favourable acquisitions

As part of Enthusiast Gaming’s business strategy, the Company may attempt to acquire businesses that it believes are a strategic fit with its business, such as gaming digital media publishers. Enthusiast Gaming may not be able to complete such acquisitions on favourable terms, if at all. Any future acquisitions may result in unforeseen operating difficulties and expenditures, and may absorb significant management attention that would otherwise be available for ongoing development of its business. Since Enthusiast Gaming may not be able to accurately predict these difficulties and expenditures, these costs may outweigh the value it realizes from a future acquisition, and any acquisition Enthusiast Gaming completes could be viewed negatively by its advertisers. Future acquisitions could result in issuances of securities that would dilute shareholders’ ownership interest, the incurrence of debt, contingent liabilities, amortization of expenses related to other intangible assets, and the incurrence of large, immediate write-offs.

Limited long-term agreements for advertising revenue

Enthusiast Gaming’s success requires it to maintain and expand its current advertising revenue-generating relationships and to develop new relationships. Enthusiast Gaming’s contracts that help drive advertising revenue generally do not include long-term obligations requiring third parties to purchase Enthusiast Gaming’s inventory and services or Enthusiast Gaming to market its advertising inventory. As a result, Enthusiast Gaming may have limited visibility as to its future advertising revenue streams. Enthusiast Gaming cannot ensure its advertising revenue generating sources will continue to operate or that Enthusiast Gaming will be able to replace, in a timely or effective manner, departing clients with new sources that generate comparable revenue. Any non-renewal, renegotiation, cancellation or deferral of significant advertising contracts that in the aggregate account for a significant amount of revenue, could have a material adverse effect on Enthusiast Gaming’s prospects, business, financial condition or results of operations.

Brand development

The brand identities that Enthusiast Gaming has developed have significantly contributed to the success of its business. Maintaining and enhancing the Enthusiast Gaming brand is critical to expanding Enthusiast Gaming’s user bases and networks of publishers and advertisers. Enthusiast Gaming believes that the importance of brand recognition will increase due to the relatively low barrier to entry in the industry. Enthusiast Gaming brands may be negatively impacted by a number of factors, including software malfunctions, delivery of incorrect information, and data privacy and security issues. If Enthusiast Gaming fails to maintain and enhance its brands, or if Enthusiast Gaming incurs excessive expenses in this effort, it could have a material adverse effect on Enthusiast Gaming’s prospects, business, financial condition or results of operations. Maintaining and enhancing the Enthusiast Gaming brand will depend largely on Enthusiast Gaming’s ability to continue to provide high-quality products and services, which Enthusiast Gaming may not continue to do successfully.

The adtech and programmatic optimization tools utilized by Enthusiast Gaming are highly technical, and if not utilized properly, Enthusiast Gaming’s business could be adversely affected

The adtech and programmatic optimization tools utilized by Enthusiast Gaming enable it to target advertisements by a number of factors, including age, gender, income, occupation, etc. There can be no assurance that the adtech and programmatic optimization tools utilized by Enthusiast Gaming will not be enhanced or rendered obsolete by advances in technology, or that Enthusiast Gaming will be able to utilize the adtech or programmatic tools necessary to remain competitive. This could have an adverse effect on Enthusiast Gaming’s business, operations or financial condition. Moreover, the adtech and programmatic optimization tools utilized by Enthusiast Gaming are highly technical and complex and may now or in the future contain undetected errors, bugs, or vulnerabilities which may result in unsuccessful advertising campaigns. Any unsuccessful advertising campaigns could result in damage to Enthusiast Gaming’s reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect Enthusiast Gaming’s business and financial results.

Users may use ad-blockers

The success of Enthusiast Gaming’s business models depend on its ability to deliver targeted, highly relevant ads to users of Enthusiast Gaming’s networks of digital media properties. Targeted advertising is done primarily through analysis of data, much of which is collected on the basis of user-provided permissions. This data might include a user’s location, or data collected when users view an advertisement or when they click on or otherwise engage with an advertisement. Users may elect not to allow data sharing for targeted advertising for a number of reasons, such as privacy concerns. In addition, companies are constantly developing products that enable users to prevent advertisements from appearing on its web browsers. Wider adoption of these products could have a material adverse effect on Enthusiast Gaming’s prospects, business, financial conditions or results of operations.

Enthusiast Gaming’s transmission of user data

Enthusiast Gaming transmits and stores a large volume of data. Enthusiast Gaming may be subject to increased legislation and regulations on the collection, storage, retention, transmission and use of user-data that they collect. Enthusiast Gaming’s efforts to protect the personal information of its users, partners and clients may be unsuccessful due to the actions of third parties, software bugs or technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to Enthusiast Gaming’s data, its users’ data, its partners’ data or its clients’ data. If any of these events occur, users’, partners’ or clients’ information could be accessed or disclosed improperly. Any incidents involving the unauthorized access to or improper use of the information of users or incidents involving violation of Enthusiast Gaming’s terms of service or policies could damage Enthusiast Gaming’s reputation and Enthusiast Gaming’s brands and diminish its competitive position. Moreover, affected users, clients or governmental authorities could initiate legal or regulatory action against Enthusiast Gaming in connection with such incidents, which could cause Enthusiast Gaming to incur significant expense and liability or result in orders or consent decrees forcing Enthusiast Gaming to modify its business practices and remediate the effects of any such incidents of unauthorized access or use. Any of these events could have a material adverse effect on Enthusiast Gaming’s prospects, business, financial condition or results of operations.

Enthusiast Gaming is subject to privacy laws in each jurisdiction in which it operates and may face risks related to breaches of the applicable privacy laws

Enthusiast Gaming collects and stores personal information about its users, clients and partners and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly user and partner lists, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach could have a material adverse effect on Enthusiast Gaming’s business, financial condition or results of operations.

In addition, there are a number of federal and provincial laws protecting the confidentiality of personal information and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect personal information by limiting its use and disclosure of personal information. If Enthusiast Gaming were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of personal information, it could be subject to sanctions and civil or criminal penalties, which could increase its liability, harm its reputation and have a material adverse effect on the business, financial condition or results of operations of Enthusiast Gaming.

In Europe, the General Data Protection Regulation (“GDPR”), which came into force in May 2018, introduced new obligations that apply internationally to entities that control or process the personal data of the citizens of the European Union. Several of these obligations, if applicable, may require changes to the processes used by Enthusiast Gaming. Enthusiast Gaming is also subject to the European Union data protection law, GDPR. Existing and proposed laws and regulations, in particular in the European Union and the United States, concerning user privacy, use of personal information and on-line tracking technologies could affect the efficacy and profitability of internet-based and digital marketing. The costs of compliance with these laws may increase in the future as a result of the implementation of new laws or regulations, such as the GDPR, or changes in interpretations of current ones. Any failure by Enthusiast Gaming to comply with these legal requirements, or its application in an unanticipated manner, could harm its business and result in penalties or significant legal liability.

Enthusiast Gaming’s management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of its business

The individuals who now constitute Enthusiast Gaming’s management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies.

The requirements of being a public company may strain Enthusiast Gaming’s resources, divert management’s attention and affect its ability to attract and retain executive management and qualified board members

As a reporting issuer, Enthusiast Gaming is subject to the reporting requirements of applicable securities legislation of the jurisdiction in which it is a reporting issuer, the listing requirements of the TSXV and other applicable securities rules and regulations. Compliance with these rules and regulations may increase Enthusiast Gaming’s legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on its systems and resources. Applicable securities laws require Enthusiast Gaming to, among other things, file certain annual and quarterly reports with respect to its business and results of operations. In addition, applicable securities laws require Enthusiast Gaming to, among other things, maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve its disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. Specifically, due to the increasing complexity of its transactions, Enthusiast Gaming is improving its disclosure controls and procedures and internal control over financial reporting primarily through the continued development and implementation of formal policies, improved processes and documentation procedures, as well as the continued sourcing of additional finance resources. As a result, management’s attention may be diverted from other business concerns, which could harm Enthusiast Gaming’s business and results of operations. To comply with these requirements, Enthusiast Gaming may need to hire more employees in the future or engage outside consultants, which will increase its costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to its lack of specificity, and, as a result, its application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Enthusiast Gaming intends to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue generating activities to compliance activities. If its efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to its application and practice, regulatory authorities may initiate legal proceedings against Enthusiast Gaming and Enthusiast Gaming’s business may be adversely affected.

As a public company subject to these rules and regulations, Enthusiast Gaming may find it more expensive to obtain director and officer liability insurance, and may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for Enthusiast Gaming to attract and retain qualified members of its Board, particularly to serve on its audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in filings required of a public company, Enthusiast Gaming’s business and financial condition have become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, Enthusiast Gaming’s business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in its favor, these claims, and the time and resources necessary to resolve it, could divert the resources of Enthusiast Gaming’s management and harm its business and results of operations.

If research analysts do not publish research about Enthusiast Gaming’s business or if they issue unfavourable commentary or downgrade Enthusiast Gaming shares, Enthusiast Gaming’s stock price and trading volume could decline

The trading market for the securities of Enthusiast Gaming may depend in part on the research and reports that research analysts publish about Enthusiast Gaming and its business. If Enthusiast Gaming does not maintain adequate research coverage, or if one or more analysts who covers Enthusiast Gaming downgrades its stock, or publishes inaccurate or unfavourable research about Enthusiast Gaming’s business, the price of Enthusiast Gaming Shares could decline. If one or more of the research analysts ceases to cover Enthusiast Gaming or fails to publish reports on it regularly, demand for securities of Enthusiast Gaming could decrease, which could cause Enthusiast Gaming’s stock price or trading volume to decline.

The market price of Enthusiast Gaming Shares may decline due to the large number of outstanding common shares eligible for future sale

Sales of substantial amounts of Enthusiast Gaming Shares in the public market, or the perception that these sales could occur, could cause the market price of Enthusiast Gaming Shares to decline. These sales could also make it more difficult for Enthusiast Gaming to sell equity or equity-related securities in the future at a time and price that they deem appropriate.

Certain shares of Enthusiast Gaming, such as those subject to escrow agreements, will have restrictions on trading.

Enthusiast Gaming may also issue Enthusiast Gaming Shares or securities convertible into Enthusiast Gaming Shares from time to time in connection with a financing, acquisition or otherwise. Any such issuance could result in substantial dilution to existing holders of Enthusiast Gaming Shares and cause the trading price of Enthusiast Gaming’s securities to decline.

Enthusiast Gaming may issue additional equity securities, or engage in other transactions that could dilute its book value or affect the priority of its shares, which may adversely affect the market price of its shares

The boards of directors of Enthusiast Gaming may determine from time to time that they need to raise additional capital by issuing additional Enthusiast Gaming Shares or other securities. Enthusiast Gaming will not be restricted from issuing additional Enthusiast Gaming Shares, including securities that are convertible into or exchangeable for, or that represent the right to receive, Enthusiast Gaming Shares. Because Enthusiast Gaming’s decisions to issue securities in any future offering will depend on market conditions and other factors beyond Enthusiast Gaming’s control, they cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be affected. Additional equity offerings may dilute the holdings of its existing shareholders or reduce the market price of its common stock, or both. Holders of Enthusiast Gaming Shares are not entitled to pre-emptive rights or other protections against dilution. New investors also may have rights, preferences, and privileges that are senior to, and that adversely affect Enthusiast Gaming’s then-current holders of Enthusiast Gaming Shares. Additionally, if Enthusiast Gaming raise additional capital by making offerings of debt or preference shares, upon liquidation of Enthusiast Gaming, holders of its debt securities and preference shares, and lenders with respect to other borrowings, may receive distributions of its available assets before the holders of Enthusiast Gaming Shares.

Tax considerations applicable to an investment in Enthusiast Gaming Shares

Each prospective investor should consult with its own tax advisor with respect to the Canadian and non-Canadian income tax consequences of acquiring, holding, and disposing of Enthusiast Gaming Shares, based on each prospective investor’s particular circumstances.

History of net losses

Each of Enthusiast Gaming, Former Enthusiast and GameCo have incurred operating losses since their respective incorporations. Enthusiast Gaming may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, Enthusiast Gaming expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If Enthusiast Gaming’s revenues do not increase to offset these expected increases in costs and operating expenses, Enthusiast Gaming may not be profitable.

Negative operating cash flow

Neither Enthusiast Gaming nor GameCo have generated operating revenue and each of Enthusiast Gaming, Former Enthusiast and GameCo have historically had negative cash flow from operating activities. It is anticipated that Enthusiast Gaming will continue to have negative cash flows in the foreseeable future. Continued losses may have the following consequences:

●	increasing Enthusiast Gaming’s vulnerability to general adverse economic and industry conditions;

●	limiting Enthusiast Gaming’s ability to obtain additional financing to fund future working capital, capital expenditures, operating costs and other general corporate requirements; and

●	limiting Enthusiast Gaming’s flexibility in planning for, or reacting to, changes in its business and the industry.

Reliance on management

The success of Enthusiast Gaming will be dependent upon the ability, expertise and judgment of its senior management. Any loss of the services of such individuals could have a material adverse effect on Enthusiast Gaming’s business, operations, results, financial condition or prospects.

Dependence on personnel

Due to the technical nature of its business and the dynamic market in which Enthusiast Gaming competes, the Company’s success depends on its ability to attract and retain highly skilled managerial, marketing and sales personnel. In particular, Enthusiast Gaming’s future success will depend in part on the continued services of each of its proposed executive officers and other key employees. Competition for qualified personnel in the industry in which Enthusiast Gaming operates is intense. The Company believes that there are only a limited number of people with the requisite skills to serve in many key positions and it is difficult to hire and retain these people. The loss of one or more of these key personnel may have a significant adverse effect on the Company’s sales, operations and profits.

Litigation

Enthusiast Gaming may become party to litigation from time to time in the ordinary course of business, which could adversely affect its business. Should any litigation in which Enthusiast Gaming become involved be determined against Enthusiast Gaming, such a decision could adversely affect Enthusiast Gaming’s ability to continue operating and the market price for Enthusiast Gaming Shares, and could use significant financial and personnel resources of Enthusiast Gaming. Even if Enthusiast Gaming is involved in litigation and wins, litigation can redirect significant company resources.

In addition to being subject to litigation in the ordinary course of business, in the future, Enthusiast Gaming may be subject to class actions, derivative actions and other securities litigation and investigations. This litigation may be time consuming, expensive and may distract Enthusiast Gaming from the conduct of its daily business. It is possible that Enthusiast Gaming will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on its operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which would be expected to include substantial fees of lawyers and other professional advisors, and Enthusiast Gaming’s obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect Enthusiast Gaming’s reputation, operating results, liquidity or financial position. Furthermore, it is not known with certainty if any of this type of litigation or any resulting expenses will be fully or even partially covered by Enthusiast Gaming’s insurance. In addition, these lawsuits may cause insurance premiums to increase in future periods.

Cyber security

Cyber attacks or other breaches of network or IT systems security may cause disruptions to Enthusiast Gaming’s operations. A major security breach could result in the loss of critical data, theft of intellectual property, disclosure of confidential information, customer claims and litigation, reduced revenues due to business interruption, costs associated with remediation of infrastructure and systems, class action and derivative action lawsuits and damage to Enthusiast Gaming’s reputation. Furthermore, the prevalence and sophistication of these types of threats are increasing and Enthusiast Gaming’s security measures may not be sufficient to prevent the damage that such threats can inflict on Enthusiast Gaming’s assets and information. Enthusiast Gaming’s insurance may not be adequate to fully reimburse the company for these costs and losses.

Intellectual property

Enthusiast Gaming may protect its intellectual property through trade secrets, reliance upon copyright legislation, common law trademark protection, and trademark applications and registrations. However, filing trademark applications may not result in enforceable trademark rights in all jurisdictions that Enthusiast Gaming may operate in. Unauthorized parties may attempt to copy aspects of Enthusiast Gaming’s products or to obtain information it regards as proprietary. Policing unauthorized use of proprietary technology, if required, may be difficult, time-consuming and costly. If a third-party misappropriates Enthusiast Gaming’s intellectual property, Enthusiast Gaming may be unable to enforce its rights. If Enthusiast Gaming is unable to protect its intellectual property against unauthorized use by others, it could have an adverse effect on its competitive position. Enthusiast Gaming may be challenged by allegations of its infringement of the intellectual property of others. There is no assurance that Enthusiast Gaming will be successful in defending such claims and, if Enthusiast Gaming is unsuccessful, there is no assurance that Enthusiast Gaming will be successful in obtaining a licence for the intellectual property in question. Intellectual property claims are expensive and time consuming to defend and, even if they are without merit, may cause delay in the introduction of new products or services. In addition, Enthusiast Gaming’s managerial resources could be diverted in order to defend its rights, which could disrupt its operations.

Enthusiast Gaming may receive assertions or claims from third parties alleging that Enthusiast Gaming’s products violate or infringe its intellectual property rights. This potential liability, if realized, could materially adversely affect Enthusiast Gaming’s business, operating results and financial condition. In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in such a claim, Enthusiast Gaming may have to cease the sale of certain products and restructure its business.

Difficulty to forecast

Enthusiast Gaming must rely largely on their own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this preliminary stage of the esports industry. A failure in the demand for its products or services to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of Enthusiast Gaming.

Variable revenues and earnings

The revenues and earnings of Enthusiast Gaming may fluctuate from quarter to quarter, which could affect the market price of Enthusiast Gaming Shares. Revenues and earnings may vary quarter to quarter as a result of a number of factors, including the timing of releases of new products or services, activities of Enthusiast Gaming’s competitors, cyclical fluctuations related to the evolution of the esports industry and online gaming technologies, concentration in Enthusiast Gaming’s customer bases, transition periods associated with the migration to new technologies, impairment of goodwill or intangible assets which may result in a significant change to earnings in the period in which an impairment is determined, and operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business. Any of the factors listed above could cause significant variations to Enthusiast Gaming’s revenues, gross margins and earnings in any given quarter.

Suppliers

In the event that Enthusiast Gaming is unable to maintain or establish relationships with suppliers or service providers as required, the availability, pricing and quality of its products and services may be adversely affected, causing an adverse effect on Enthusiast Gaming’s business, operating results and financial condition. Relationships with third-party suppliers and service providers also expose Enthusiast Gaming to risks associated with the integrity, quality, reputation, solvency and performance of such parties.

Operating risk and insurance coverage

Enthusiast Gaming may obtain insurance to protect their assets, operations and employees. Such insurance may be subject to coverage limits and exclusions and may not be available for the risks and hazards to which Enthusiast Gaming is exposed. In addition, no assurance can be given that such insurance would be adequate to cover Enthusiast Gaming’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If Enthusiast Gaming were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if Enthusiast Gaming were to incur such liability at a time when they are not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Management of growth

Enthusiast Gaming may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Enthusiast Gaming to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee bases. The inability of Enthusiast Gaming to deal with this growth may have a material adverse effect on Enthusiast Gaming’s business, financial condition, results of operations and prospects.

Conflicts of interest

Enthusiast Gaming may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, Enthusiast

Gaming’s executive officers and directors may devote time to its outside business interests, so long as such activities do not materially or adversely interfere with its duties to Enthusiast Gaming. In some cases, Enthusiast Gaming’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to Enthusiast Gaming’s business and affairs and that could adversely affect Enthusiast Gaming’s operations. These business interests could require significant time and attention of Enthusiast Gaming’s executive officers and directors.

In addition, Enthusiast Gaming may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or companies with which Enthusiast Gaming may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of Enthusiast Gaming. In addition, from time to time, these persons may be competing with Enthusiast Gaming for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of Enthusiast Gaming’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of Enthusiast Gaming are required to act honestly, in good faith and in the best interests of Enthusiast Gaming.

Dividends

Enthusiast Gaming does not anticipate paying any dividends in the foreseeable future. Dividends paid by Enthusiast Gaming would be subject to tax and, potentially, withholdings.

Credit concentration and credit risk

Enthusiast Gaming intends to provide credit to its customers in the normal course of operations. Credit risk arises from the potential that a customer or counterparty will fail to meet its contractual obligations. Enthusiast Gaming is exposed to credit risk from their customers on their receivables and unbilled revenue. Accounts receivable include amounts due from customers which expose Enthusiast Gaming to risk of non-payment. Accounts are subjected to internal credit reviews to minimize risk of non-payment. Although Enthusiast Gaming attempts to manage their credit risk exposures, there is no assurance that this provision will be adequate.

Reputational risk

Reputational damage can result from the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views, whether true or not. Reputation loss may result in decreased customer confidence and an impediment to Enthusiast Gaming’s overall ability to advance its products and services with customers, thereby having a material adverse impact on its financial performance, financial condition, cash flows and growth prospects.

Third party dependence

Many of Enthusiast Gaming’s business activities rely on telecommunication and network systems that the Company does not own or operate. Such telecommunication and network systems are complex electronic systems, subject to electronic and mechanical failures and possible sabotage. Given the event-based nature of the esports industry, even temporary or limited failures of these telecommunication and network systems would impair Enthusiast Gaming’s business activities and/or the growth of current and additional market opportunities, which would adversely affect Enthusiast Gaming’s results of operations.

Industry growth

There can be no assurance that Enthusiast Gaming’s targeted vertical and geographic markets will grow, or that it will be successful in establishing new vertical and geographic markets. If the various markets in which Enthusiast Gaming’s products and services compete fail to grow, or grow more slowly than anticipated, or if it is unable to establish itself in new markets, its growth plans could be materially adversely affected.

Accounting estimates

Enthusiast Gaming has commenced preparing its financial statements in Canadian dollars in accordance with IFRS. The Company’s management makes various estimates and assumptions in determining its respective reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and revenues and expenses for each year presented. The significant estimates include testing for impairment of goodwill, share price volatility, the future realization of deferred tax assets, and the collectability of receivables and other financial assets. Changes in estimates and assumptions will occur based on the passage of time and the occurrence of certain events.

Internal controls

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. However, internal controls over financial reporting are not guaranteed to provide absolute assurance with regard to the reliability of financial reporting and financial statements.

Risk Factors Relating to the Enthusiast Gaming Shares

Share price fluctuations

The market price of Enthusiast Gaming Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of Enthusiast Gaming and its subsidiaries, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects of Enthusiast Gaming and its subsidiaries, general economic conditions, legislative changes, and other events and factors outside of Enthusiast Gaming’s control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for Enthusiast Gaming Shares.

Limited market for securities

Enthusiast Gaming Shares were recently listed on the TSX. There can be no assurance that an active and liquid market for Enthusiast Gaming Shares will be maintained and an investor may find it difficult to resell Enthusiast Gaming Shares.

Additional financing

In order to execute its anticipated growth strategies, Enthusiast Gaming may require additional equity and/or debt financing to support ongoing operations, to undertake capital expenditures, or to undertake business combination transactions or other initiatives. There can be no assurance that additional financing will be available to Enthusiast Gaming when needed or on terms which are acceptable. Enthusiast Gaming’s inability to raise additional financing could limit Enthusiast Gaming’s growth and may have a material adverse effect upon its businesses, operations, results, financial condition or prospects.

If additional funds are raised through further issuances of equity or securities convertible into equity, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Enthusiast Gaming Shares. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for Enthusiast Gaming to obtain additional capital and to pursue business opportunities.

Foreign exchange

As it is anticipated that Enthusiast Gaming’s operations will expand with increased global sales, it is expected that it may be necessary to transact sales in foreign currencies other than Canadian dollars, thus exposing Enthusiast Gaming to foreign currency risk. A portion of the revenues of Enthusiast Gaming are expected to be collected in US dollars and the fluctuation of value of the US dollar could impact the success of the business of Enthusiast Gaming and its financial results.

Government regulations

Although Enthusiast Gaming believes that it has obtained the necessary approvals for the products and services that it currently sell, Enthusiast Gaming may not be able to obtain approvals for future products and services on a timely basis, or at all. In addition, regulatory requirements may change or Enthusiast Gaming may not be able to obtain regulatory approvals from countries in which Enthusiast Gaming may desire to sell products in the future. Enthusiast Gaming may be required to incur additional costs in order to comply with foreign and state government regulations as they might pertain to certain issues concerning compliance with local regulations governing its devices, content, privacy, taxation and other considerations.

Global economic conditions and public health crises

Events in the financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. General global economic conditions, even if seemingly unrelated to Enthusiast Gaming or to its industry, including, without limitation, interest rates, general levels of economic activity, fluctuations in the market prices of securities, participation by other investors in the financial markets, economic uncertainty, national and international political circumstances, natural disasters, or other events outside of the Company’s control may affect the activities of Enthusiast Gaming directly or indirectly.

For example, general volatility in the equity markets could hurt Enthusiast Gaming’s ability to raise capital and significantly impact the Company’s access to funding and liquidity. Enthusiast Gaming may also be negatively impacted by volatility in the equity markets as a result of a number of catastrophic events that are beyond the Company’s control, including infectious diseases, pandemics or similar health threats, such as the evolving COVID-19 outbreak or fear of the foregoing. The risks to the Company of epidemics, pandemics and other public health crises, such as COVID-19, could include risks to employee health and safety. In addition, any prolonged restrictive measures put in place in order to control an outbreak of contagious disease, such as quarantines or other requirements or circumstances may require the Company to change the way it conducts its business and operations, including requiring the Company to reduce or cease operations at some or all of its offices for an indeterminate period of time. Further, the Company’s critical supply chains may similarly be disrupted, for an indeterminate amount of time. All of these factors could have a material impact on the Company’s business, operations, personnel and financial condition.

Such public health crises may also have a material adverse impact on the North American capital markets and the Company’s ability to raise sufficient funds to finance its ongoing development of its material business. A reduction in credit, combined with reduced economic activity, may materially adversely affect businesses and industries that collectively constitute a significant portion of Enthusiast Gaming’s client base and may make it more difficult for Enthusiast Gaming to maintain business activities at the levels currently forecast. It is not always possible to fully insure against such risks, and Enthusiast Gaming may decide not to insure such risks as a result of high premiums or other reasons. Should liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of Enthusiast Gaming Shares.

Climate change

Global climate change could exacerbate certain of the threats facing Enthusiast Gaming’s business, including the frequency and severity of weather-related events and changing temperatures, which can disrupt the Company’s operations, create financial risk to the business of the Company or otherwise have a material adverse effect on our results of operations, financial position or liquidity. These may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future plants to prevent recurrence. Climate change could also disrupt the operations of Enthusiast Gaming by impacting the availability and cost of services or materials needed and increasing the cost of insurance and other operating costs.

Global climate change also results in regulatory risks. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty. Increased public awareness and concern regarding global climate change may result in more legislative and/or regulatory requirements.

DIVIDENDS

Enthusiast Gaming and its subsidiaries have not paid dividends and Enthusiast Gaming does not expect to pay dividends in the near future. Enthusiast Gaming has no restrictions on paying dividends. Enthusiast Gaming’s board of directors will determine if and when dividends should be declared and paid in the future based upon the Company’s financial position at the relevant time. If Enthusiast Gaming generates earnings in the foreseeable future, it expects that they will be retained to finance growth, if any.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of Enthusiast Gaming consists of an unlimited number of common shares (the “Enthusiast Gaming Shares”) and an unlimited number of preferred shares (the “Enthusiast Gaming Preferred Shares”). As of March 30, 2020, the Company had 74,195,143 common shares outstanding. No Enthusiast Gaming Preferred Shares have been issued.

The holders of Enthusiast Gaming Shares are entitled to dividends, if, as and when declared by the Company’s Board, entitled to one vote per share at meetings of the shareholders and, upon dissolution, entitled to share equally in such assets of Enthusiast Gaming as are distributable to the holders of Enthusiast Gaming Shares, subject to the rights of the holders of Enthusiast Gaming Preferred Shares.

The Enthusiast Gaming Preferred Shares may be issued in one or more series and, subject to the BCBCA, the Board may, by resolution, if none of the shares of any particular series are issued, alter the articles of the Company and authorize the alteration of the notice of articles of the Company, as the case may be, to, inter alia, attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

In addition, the Company has the following convertible securities issued and outstanding as of March 30, 2020:

Security	Number or Amount	Exercise or Conversion Price	Expiry Date (dd/mm/yyyy)
Stock options(2)	3,612,220	Ranges from $0.25 to $2.40 per Enthusiast Gaming Share	Ranges from November 17, 2020 to December 12, 2028
Warrants(3)	287,711	Ranges from $0.80 to $1.00 per Enthusiast Gaming Share	Ranges from October 10, 2020 to December 12, 2020

Notes:

(1)	The information in the table above is presented on a post-Consolidations basis.

(2)	Enthusiast Gaming adopted a new stock option plan (the “Option Plan”) on January 16, 2020, to replace its previous stock option plan adopted and amended on July 23, 2018 and July 9, 2019, (the “Old Option Plan”) respectively, pursuant to which the Enthusiast Gaming Board may from time to time, in its discretion, and in accordance with the TSX requirements, grant to directors, officers, consultants and employees of Enthusiast Gaming or its subsidiaries, non-transferable options to purchase Enthusiast Gaming Shares, provided that, in addition to other restrictions outlined in the Option Plan, the number of shares reserved for issuance will not exceed 10% of the issued and outstanding shares exercisable for a period of up to 10 years from the date of grant, and the number of shares reserved for issuance to any one person will not exceed five percent (5%) of the issued and outstanding Enthusiast Gaming Shares. See “Prior Sales”.

(3)	As of March 30, 2020, 5,185,655 Former Enthusiast Warrants remain outstanding, which, pursuant to the terms of the Arrangement Agreement, are convertible at the option of the holders into 5,185,655 post-Consolidations Enthusiast Gaming warrants. See “Prior Sales”.

(4)	As of March 30, 2020 there are $9,000,000 Former Enthusiast Debenture Units outstanding, each of which is comprised of one Former Enthusiast Debenture and 315 common share purchase warrants of Former Enthusiast. Pursuant to the terms of the Arrangement, the Former Enthusiast Debentures are convertible into post-Consolidations Enthusiast Gaming Shares at a conversion price of $1.60 (on a pre-Consolidations basis) per Enthusiast Gaming Share, and the Former Enthusiast Debenture Warrants are convertible into post-Consolidations Enthusiast Gaming Shares at a conversion price of $2.00 per Enthusiast Gaming Share (on a pre-Consolidations basis). In addition, 540 Former Enthusiast Debenture Compensation Units remain outstanding which, pursuant to the terms of the Arrangement Agreement, are convertible into 540 Former Enthusiast Debentures (which are convertible into 178,217 post-Consolidations Enthusiast Gaming Shares and 89,640 Former Enthusiast Debenture Warrants (which are exercisable into 23,651 post-Consolidations Enthusiast Gaming Shares). See “Prior Sales” and Non-Brokered Private Placement of Former Enthusiast Convertible Debentures”.

MARKET FOR SECURITIES

Trading Price and Volume

The outstanding Enthusiast Gaming Shares began trading on the TSX under the trading symbol “EGLX” on January 27, 2020. Upon completion of the Transactions on August 30, 2019 and prior to January 27, 2020, the Enthusiast Gaming Shares were traded on the TSXV under the same symbol. Prior to the Transactions, the Company traded on the TSXV under the symbol “FIVE.P”.

The following table sets out the price range (monthly high and low prices) and monthly trading volumes of the Enthusiast Gaming Shares on the TSXV for the period beginning January 1, 2019 to the close of the financial year ended December 31, 2019.

Period	High ($)	Low ($)	Volume
January 2019	0.52	0.27	2025
February 2019	0.50	0.32	9255
March 2019	No trades(1)
April 2019	No trades(1)
May 2019	No trades(1)
June 2019	No trades(1)
July 2019	No trades(1)
August 2019	No trades(1)
September 2019(2)	2.85	1.96	7,757,810
October 2019	2.33	1.87	5,410,980
November 2019	2.27	1.87	4,398,070
December 2019	2.17	1.54	3,978,170

Notes:

(1)	The Enthusiast Gaming Shares were halted from trading on the TSXV on February 19, 2019, pending completion of the Amalgamation. The Enthusiast Gaming Shares resumed trading under the symbol “EGLX” on September 9, 2019.

(2)	The Company underwent two share consolidations: the First Consolidation on August 26, 2019 and the Second Consolidation on September 9, 2019. The information prior to September 2019 is represented on a pre-Consolidations basis, while the information from September 2019 and onwards is represented on a post-Consolidations basis. See “J55 – Year Ended December 31, 2019”.

Prior Sales

During the most recently completed financial year, and up to the date of this Annual Information Form, the Company has issued the following securities that were not listed on an exchange or marketplace:

Security	Number of Securities Issued	Exercise Price	Date of Issue	Expiry Date
Stock Options	1,237,500(2)	$2.40	August 30, 2019	August 27, 2024
Stock Options	2,358,289(3)	Between $0.25 and $2.37	August 30, 2019	Between November 17, 2020 and March 29, 2024
Warrants	272,711(4)	$0.80	August 30, 2019	October 10, 2020

Notes:

(1)	The information in the table above is presented on a post-Consolidations basis.

(2)	Issued to former holders of stock options of GameCo pursuant to the Amalgamation, whereby each option holder of GameCo received replacement options of the Company in exchange for their options of GameCo originally issued on May 27, 2019, resulting in the issuance of 1,237,500 replacement options, each exercisable to acquire one Enthusiast Gaming Share at an exercise price of $2.40 per share and having an expiry date of August 27, 2024. See “Transactions”.

(3)	Issued to former holders of stock options of Former Enthusiast pursuant to the Arrangement, whereby each option holder of Former Enthusiast received replacement options of the Company in exchange for their options of Former Enthusiast originally issued on different dates between November 17, 2015 and March 29, 2019, resulting in the issuance of 2,358,289 replacement options, each exercisable to acquire one Enthusiast Gaming Share at exercise prices in the range of $0.25 and $2.37 (post-Consolidations basis) per share and having expiry dates in the range of November 17, 2020 and March 29, 2024. See “Transactions”.

(4)	Issued to former holders of warrants of GameCo pursuant to the Amalgamation, whereby each warrant holder of GameCo received replacement warrants of the Company in exchange for their warrants of GameCo originally issued on October 10, 2018, resulting in the issuance of 272,711 replacement warrants, each exercisable to acquire one Enthusiast Gaming Share at an exercise price of $0.80 per share and having an expiry date of October 10, 2020. See “Transactions”.

(5)	As of the date of Closing of the Arrangement, 7,132,250 Former Enthusiast Warrants were outstanding. The Former Enthusiast Warrants were originally issued on different dates between November 30, 2017 and December 31, 2018, each exercisable to acquire on Enthusiast Gaming Share at exercises prices in the range of $1.10 and $3.79 per share (on a post-Consolidations basis) and having expiry dates in the range of April 4, 2020 to December 31, 2020. Pursuant to the Arrangement Agreement, each Former Enthusiast Warrant is exercisable to acquire one post-Consolidations Enthusiast Gaming Share. See “General Description of Capital Structure”.

(6)	As of the date of Closing of the Arrangement, $9,000,000 Former Enthusiast Debenture Units and 540 Former Enthusiast Debenture Compensation Units were outstanding. The Former Enthusiast Debenture Units were originally issued on November 8, 2018. Each Former Enthusiast Debenture Unit is comprised of one Former Enthusiast Debenture and 315 common share purchase warrants of Former Enthusiast. The Former Enthusiast Debentures are convertible into post-Consolidations Enthusiast Gaming Shares at a conversion price of $1.60 (on a pre-Consolidations basis) per Enthusiast Gaming Share, maturing on December 31, 2021. The Former Enthusiast Debenture Warrants are convertible into post-Consolidations Enthusiast Gaming Shares at a conversion price of $2.00 (on a pre-Consolidations basis) per Enthusiast Gaming Share for a period of two years. See “General Description of Capital Structure” and “Non-Brokered Private Placement of Former Enthusiast Convertible Debentures”.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

The following table summarizes details of the Company’s securities of each class held, to the Company’s knowledge, in escrow or that are subject to a contractual restriction on transfer as of March 30, 2020. Unless otherwise indicated, the escrow agent for each of the Enthusiast Gaming Shares placed under escrow is Computershare Investor Services Inc. (the “Escrow Agent”).

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of Enthusiast Gaming Shares outstanding
Common Shares	1,136,999(1)	1.53%
Common Shares	9,736,285(2)	13.12%
Common Shares	164,653(3)	0.22%
Common Shares	3,320,107(4)	4.47%
Common Shares	1,149,528(5)	1.55%
Common Shares	14,220,187(6)	19.17%
Common Shares	1,250,000(7)	1.68%
Common Shares	3,333,333(8)	4.49%

Notes:

(1)	J55 CPC Escrow Agreement. These shares (the “J55 CPC Escrow Shares”) are subject to the release schedule set out in Schedule B(1) to the J55 CPC Escrow Agreement. Pursuant to Schedule B(1) of the J55 CPC Escrow Agreement, the shares are released from escrow as follows: 10% was released on the date of issuance by the TSXV of the Final Exchange Bulletin respecting the Amalgamation on September 3, 2019, and an additional 15% is released every six months thereafter until all J55 CPC Escrow Shares have been released (36 months following the date of issuance of the Final Exchange Bulletin). The J55 CPC Escrow Agreement is in a form prescribed by the TSXV. The J55 CPC Escrow Shares may not be transferred without the approval of the TSXV other than in specified circumstances set out in the J55 CPC Escrow Agreement. TSX Trust Company is acting as the escrow agent for the purposes of these shares.

(2)	J55 QT Escrow Agreement. These shares (the “Value Escrow Shares”) are subject to the release schedule set out in Schedule B(2) to the J55 QT Escrow Agreement. Pursuant to Schedule B(2) of the J55 QT Escrow Agreement, the shares are released from escrow as follows: 10% were released upon the date of issuance of the Final Exchange Bulletin on September 3, 2019, and an additional 15% is released every six months thereafter, until all Value Escrow Securities have been released (36 months following the date of issuance of the Final Exchange Bulletin). The J55 QT Escrow Agreement is in a form prescribed by the TSXV The Value Escrow Shares may not be transferred without the approval of the TSXV other than in specified circumstances set out in the J55 QT Escrow Agreement. TSX Trust Company is acting as the escrow agent for the purposes of these shares.

(3)	Tova CPC Escrow Agreement. These shares (the “Tova CPC Escrow Shares”) are subject to the release schedule set out in Schedule B(1) to the J55 CPC Escrow Agreement. Pursuant to Schedule B(1) of the Tova CPC Escrow Agreement, the shares are released from escrow as follows : 10% was released on the date of issuance by the TSXV of the final exchange bulletin respecting the Tova Qualifying Transaction on October 2, 2018, and an additional 15% is released every six months thereafter until all Tova CPC Escrow Shares have been released (36 months following the date of issuance of the Final Exchange Bulletin). The Tova CPC Escrow Agreement is in a form prescribed by the TSXV The Tova CPC Escrow Shares may not be transferred without the approval of the TSXV other than in specified circumstances set out in the Tova CPC Escrow Agreement. TSX Trust Company is acting as the escrow agent for the purposes of these shares.

(4)	Tova QT Escrow Agreement (Surplus). These shares (the “Surplus Escrow Shares”) are subject to the release schedule set out in the Tova QT Escrow Agreement. Pursuant to the Tova QT Escrow Agreement, the shares are released from escrow as follows: 10% was released on October 2, 2019, 10% will be released on April 2, 2020, 15% will be released on October 2, 2020 and April 2, 2021, respectively, and 40% will be released on October 2, 2021. The Tova QT Escrow Agreement is in a form prescribed by the TSXV and was entered into by the principals of EGI in connection with its qualifying transaction with Tova. The Surplus Escrow Shares may not be transferred without the approval of the TSXV other than in specified circumstances set out in the Surplus Security Agreement. TSX Trust Company is acting as the escrow agent for the purposes of these shares.

(5)	Tova QT Escrow Agreement (Value). These shares (the “Value Escrow Shares”) are subject to the release schedule set out in the Tova QT Escrow Agreement. Pursuant to the Tova QT Escrow Agreement, the shares are released from escrow pro rata as follows: 10% was released on October 2, 2018, 15% was released on April 2, 2019 and October 2, 2019, respectively, and an additional 15% is released every six months thereafter until October 2, 2021. The Tova QT Escrow Agreement is in a form prescribed by the TSXV The Value Escrow Shares may not be transferred without the approval of the TSXV other than in specified circumstances set out in the Value Security Agreement. TSX Trust Company is acting as the escrow agent for the purposes of these shares.

(6)	J55 Seed Share Resale Restrictions. The Seed Share Resale Restrictions (“SSRRs”) are TSXV hold periods of various lengths which apply where Seed Shares are issued to Non-Principals by private companies in connection with an Initial Public Offering, Reverse Takeover, Change of Business or Qualifying Transaction (as each term is defined in the TSXV).

(7)	Steven Maida Agreement. 1,250,000 post-Consolidations shares are held by the Company until the purchase price adjustments in the Luminosity SPA have been calculated to the satisfaction of the Company and Mr. Maida, and such shares may be cancelled by the Company in satisfaction of such purchase price adjustments. See “Luminosity SPA”.

(8)	Mandell Consulting Agreement. GameCo issued to Mandell Entertainment 3,333,333 post-First Consolidation J55 Shares at a deemed price of $0.45 per share (on a post-First Consolidation basis), which shares are subject to resale and lock-up restrictions. These resale restrictions include that such shares would vest and be released from escrow in three tranches as follows, provided that the Mandell Consulting Agreement remained in force and effect and Mandell Entertainment and Mr. Mandell continued to provide the prescribed services under the Mandell Consulting Agreement on each release date: (i) 1,111,111 shares on the arrangement effective date, (ii) 1,111,111 shares on the first anniversary of signing the Mandell Consulting Agreement, and (iii) 1,111,111 shares on the second anniversary of signing the Mandell Consulting Agreement. Norton Rose Fulbright is acting as the escrow agent for the purposes of these shares.

DIRECTORS AND OFFICERS

The following table sets out information regarding our directors and executive officers as at the date hereof. The Company’s directors are elected annually and all of them are expected to hold office until the next annual meeting of holders of Enthusiast Gaming Shares, at which time they may be re-elected or replaced.

Name and Place of Residence	Positions / Title	Director Since	Principal Occupation(s) for the Past Five Years	Number of Shares	Percentage of Shares Outstanding (%)
Adrian Montgomery(6) Toronto, Ontario, Canada	CEO and Director	June 27, 2018	Chief Executive Officer of Aquilini Sports and Entertainment Chief Executive Officer of QM Environmental Services President of Tuckamore Capital CEO, Director of GameCo	3,193,700	4.30%
Menashe Kestenbaum(1) Toronto, Ontario, Canada	President and Director	August 30, 2019	Founder and CEO of Enthusiast Gaming	1,450,006	1.95%

Name and Place of Residence	Positions / Title	Director Since	Principal Occupation(s) for the Past Five Years	Number of Shares	Percentage of Shares Outstanding (%)
Stephen Maida Toronto, Ontario, Canada	President of esports and Director	August 30, 2019	Founder and owner of Luminosity President and COO of GameCo	7,542,500	10.17%
Corey Mandell Toronto, Ontario, Canada	President of EGLive	N/A	Principal of Mandell Entertainment	1,291,866	1.74%
Alex Macdonald Toronto, Ontario, Canada	CFO	N/A	Chief Financial Officer of Peeks Social Ltd. CFO of GameCo	Nil	Nil
Eric Bernofsky Toronto, Ontario, Canada	Chief Operating Officer and Senior VP Finance	N/A	COO and Senior VP Finance of Enthusiast Gaming Director of Corporate Development of Pelmorex Media	335,992	0.45%
Meir Bulua(2) Detroit, Michigan, USA	Chief Information Officer	N/A	Chief Information Officer of Enthusiast Gaming	1,110,346	1.50%
Francesco Aquilini(3) Vancouver, British Columbia, Canada	Non- Executive Chairman and Director	June 27, 2018	Managing Director of Aquilini Investment Group LP Director, Chairman of the Board of GameCo	3,362,612	4.53%
Michael Beckerman (5)(6) Toronto, Ontario, Canada	Director	August 30, 2019	CEO and President of MKTG Canada Self-employed business consultant	41,666	0.06%
Alan Friedman(4)(5)(6)	Director	August 30, 2019	CEO and President of MKTG Canada	580,727	0.78%

Name and Place of Residence	Positions / Title	Director Since	Principal Occupation(s) for the Past Five Years	Number of Shares	Percentage of Shares Outstanding (%)
Toronto, Ontario, Canada			Principal of Rivonia Capital Inc.
Ben Colabrese(5) Toronto, Ontario, Canada	Director	August 30, 2019	Executive VP Finance at Rogers Communications Inc. – Toronto Blue Jays	Nil	Nil
Total:				18,909,415	25.49%

Notes:

(1)	Includes 622,450 common shares owned by KFPH Vest Holdings Inc., which is owned and controlled by Mr. Kestenbaum.

(2)	Includes 189,900 common shares owned by LeverageIT Corp., which is owned and controlled by Mr. Bulua.

(3)	Includes 2,962,512 common shares owned by GameCo Trust, which is owned and controlled by Mr. Aquilini.

(4)	Includes 316,500 common shares owned by Esmys Family Trust and 62,797 common shares owned by Grayston Capital Investments Inc., which are owned and controlled by Mr. Friedman.

(5)	Member of the Company’s Audit Committee.

(6)	Member of the Company’s Compensation Committee.

The directors and officers of Enthusiast Gaming, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 18,909,415 shares (on an undiluted basis), representing 25.49% of the issued and outstanding shares on an undiluted basis. Each director’s term of office shall expire at the next annual meeting of the Company shareholders unless re-elected at such meeting

Applicable corporate law permits the Board to appoint directors to fill any casual vacancies that may occur. The Board is permitted to add additional directors between successive annual meetings of holders of Enthusiast Gaming Shares so long as the number appointed does not exceed more than one-third of the number of directors appointed at the previous annual meeting. Individuals appointed as directors to fill casual vacancies on the Board or added as additional directors hold office like any other director until the next annual meeting at which time they may be re-elected or replaced.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, none of the directors or executive officers of the Company (nor any personal holding company of any of such individuals) is, or has been within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any other company (including the Company) that:

a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

where “order” refers to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 days.

To the knowledge of the Company, none of the directors or executive officers of the Company (nor any personal holding company of any of such individuals), or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

a)	is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
b)	has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of Enthusiast Gaming (nor any personal holding company of any of such individuals), or a shareholder anticipated to hold sufficient securities of the Company to affect materially the control of the Company, has

(a)	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision about the Company.

Conflicts of Interest

Other than disclosed herein, there are no known existing or potential conflicts of interest among the Company or its subsidiaries and any director or officer of the Company or of its subsidiaries.

Directors and officers of Enthusiast Gaming may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm’s length negotiations but only through exercise by the officers and directors of such judgment as is consistent with their fiduciary duties to the Company which arise under applicable corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as directors or officers of the Company. It is expected that all conflicts of interest will be resolved in accordance with the BCBCA. It is expected that any transactions with officers and directors will be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Company, and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval. See “Risk Factors”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of: (a) any legal proceedings to which the Company or its subsidiaries is a party, or by which any of the Company’s property or its subsidiaries’ property is subject, which would be material to the Company or its subsidiaries, during the Company’s financial year, and the Company is not aware of any such proceedings being contemplated; (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against the Company or its subsidiaries during the most recently completed financial year or that would otherwise likely be considered important to a reasonable investor making an investment decision; or (c) any settlement agreements that the Company or its subsidiaries has entered into before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Annual Information Form or in the financial statements of the Company for the financial year ended December 31, 2019, none of the directors or executive officers of the Company, nor any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three years prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Company or its subsidiaries.

TRANSFER AGENT AND REGISTRAR

Enthusiast Gaming’s auditor is MNP LLP, located at 111 Richmond Street West, Suite 300, Toronto, Ontario M5H 2G4. Enthusiast Gaming’s registrar and transfer agent is Computershare Investor Services Inc., located at 3rd Floor – 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

MATERIAL CONTRACTS

The Company and/or its subsidiaries, as applicable, have entered into the following material contracts since the beginning of the Company’s most recently completed financial year or before the Company’s most recently completed financial year if any such contract is still in effect, and which are outside of the ordinary course of the Company’s business. A description and summary for each material contract is provided below or has been cross-referenced in this Annual Information Form.

Contracts Entered Into by Enthusiast Gaming

●	Option Plan. See “General Description of Capital Structure”.

●	J55 CPC Escrow Agreement. See “Escrowed Securities and Securities Subject to Restrictions on Transfer”.

●	J55 Agency Agreement. See “J55 – Year Ended December 31, 2018”.

●	Amalgamation Agreement. See “The Amalgamation”.

●	Arrangement Agreement. See “The Arrangement”.

●	J55 Amalgamation Support Agreements. See “The Amalgamation”.

●	J55 Arrangement Support Agreements. See “The Arrangement”.

Contracts Entered Into by GameCo

●	Amalgamation Agreement. See “The Amalgamation”.

●	Arrangement Agreement. See “The Arrangement”.

●	GameCo Agency Agreement. See “GameCo Subscription Receipt Offering”.

●	Subscription Receipt Agreement. See “GameCo Subscription Receipt Offering”.

●	Luminosity SPA. See “Luminosity SPA”.

●	Voting and Shareholder Rights Agreement. See “Voting and Shareholder Rights Agreement”.

●	Loan Agreement. See “Bridge Loan”.

●	Pledge Agreement. See “Promissory Note and Pledge Agreement”.

●	Promissory Note. See “Promissory Note and Pledge Agreement”.

●	GameCo Debenture Indenture. See “GameCo Debenture Offering”.

Contracts Entered Into by Former Enthusiast

●	Arrangement Agreement. See “The Arrangement”.

INTERESTS OF EXPERTS

Except as disclosed herein, no person or company whose profession or business gives authority to a report, valuation, statement or opinion made by the person or company and who is named as having prepared or certified the report, valuation, statement or opinion described in or included in this Annual Information Form or a filing made under National Instrument 51-102 by the Company, during, or relating to, the Company’s most recently completed financial year holds more than 1% beneficial interest, direct or indirect, in any securities or other property of the Company or of an associate or affiliate of the Company and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Company or of an associate or affiliate of the Company.

MNP LLP, the auditors of Enthusiast Gaming, are independent of Enthusiast Gaming in accordance with the Code of Professional Conduct for B.C. Chartered Professional Accountants.

ADDITIONAL INFORMATION

Additional information relating to Enthusiast Gaming is available at www.sedar.com under the Company’s profile.

Enthusiast Gaming shareholders may contact Enthusiast Gaming at its office by mail at 2 Bloor Street East, Suite 1921, Toronto, Ontario, M4W 1A8, to request copies of Enthusiast Gaming’s financial statements and related MD&A. Financial information of Enthusiast Gaming is provided in the audited financial statements and MD&A for Enthusiast Gaming for its year ended December 31, 2019 and the unaudited financial statements for the three months ended March 31, 2020. Information about directors and officers remuneration and indebtedness will be contained in the Company’s forthcoming information circular, which will be available at www.sedar.com.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The full text of Enthusiast Gaming’s Audit Committee Charter is disclosed in Schedule A at A-1.

Composition of Audit Committee and Independence

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with Enthusiast Gaming, which could, in the view of the Enthusiast Gaming Board, reasonably interfere with the exercise of the member’s independent judgment.

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the particular issuer’s financial statements. All of the members of Enthusiast Gaming’s Audit Committee are considered by the Enthusiast Gaming Board to be financially literate as that term is defined in NI 52-110.

Michael Beckerman

Mr. Beckerman is a highly experienced C-level sale and marketing executive with over 20 years’ experience. Mr. Beckerman is currently the CEO and President of MKTG Canada. From 1987 to 1996 Mr. Beckerman held senior sales and marketing positions at NIKE in Asia, Europe and the U.S., including serving as Director of Advertising for NIKE in Europe and Director of Retail for NIKE in the U.S. After leaving NIKE, Mr. Beckerman went on to become the VP Marketing for Canadian Airlines from 1996 to 1999; VP Marketing and International for MVP.com from 1999 to 2001; Chief Marketing Officer for BMO Financial Group from 2001 to 2006; President and then Chief Executive Officer for Ariad Communications from 2006 to 2015 and then CEO of both Ariad and US based Bluespire Marketing until 2016. Since 2016 Mr. Beckerman has run a marketing consulting practice with clients in technology, travel, sports and automotive. Mr. Beckerman has been a director of Points International Ltd. since 2016 and is also currently a director of Bluerush Inc. Mr. Beckerman obtained his Bachelor of Arts from the University of British Columbia in 1986. Mr. Beckerman has a comprehensive understanding of financial statements, their preparation, analysis and interpretation.

Ben Colabrese

Mr. Colabrese is employed as the Executive VP Finance at The Toronto Blue Jays, which is wholly owned by Rogers Communications Inc. He is responsible for all financial matters at the Blue Jays including all reporting to the parent company and Major League Baseball. Mr. Colabrese has been with Rogers since 2015 where he held the roles of VP & GM of Mobilicity (which Rogers acquired in 2015), and then SVP Finance, before moving to his current role at the Blue Jays. From May 2013 to December 2014, he was the CFO of Pelmorex Media Inc. / The Weather Network. Prior to joining Pelmorex, Mr. Colabrese was the VP Corporate Development at Rogers from July 2005 to April 2013 where he was responsible for all M&A activity and completed over 30 transactions. From July 2015 to January 2017, Mr. Colabrese served on the board of Perk.com until it was acquired by RhythmOne. Since November 2017, Mr. Colabrese has served on the board of Vecima Networks. Mr. Colabrese has a comprehensive understanding of financial statements, their preparation, analysis and interpretation.

Alan Friedman, Director

Alan Friedman has been associated with the North American public markets for almost two decades and has a depth of experience in representing, advising and assisting Canadian and global companies in acquiring assets, accessing capital, advising on mergers & acquisitions and navigating going public processes onto Canadian, United States and United Kingdom stock exchanges with accompanying equity capital raisings. During his Bay Street career, he has been involved with or facilitated significant financings. Friedman was a former director of Cronos Group; seed investor and business board advisor of Avicanna. He was or is a co-founder, director and/or senior executive of the following private and public companies: Adira Energy Ltd., Auryx Gold Corp. sold for $180mm, Eco (Atlantic) Oil & Gas Ltd., Tembo Financial Inc., and Osino Resources. Alan obtained a Bachelor of Commerce and post grad in Law at University of South Africa and is an admitted attorney of the High Court of South Africa. He also worked for Investec Bank a global banking group and is a board member of the Canada Africa Chamber of Business promoting trade relations between Africa and Canada. He is currently a principal of Bayline Capital Partners, a financial advisory firm that is engaged in providing clients with advisory services relating to fund raising, corporate strategic alternatives and go-public transactions. Mr. Friedman has a comprehensive understanding of financial statements, their preparation, analysis and interpretation

Audit Committee Oversight

Since the commencement of Enthusiast Gaming’s most recently completed financial year, the Audit Committee of Enthusiast Gaming has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Enthusiast Gaming Board.

Reliance on Certain Exemptions

Since the commencement of Enthusiast Gaming’s most recently completed financial year, Enthusiast Gaming has not relied upon:

(a)	the exemption in Section 2.4 (De Minimis Non-audit Services) of NI 52-110; or

(b)	an exemption from NI 52 -110, in whole or in part, granted under Part 8 (Exemptions),

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

External Auditors Service Fees (By Category)

The aggregate fees billed by Enthusiast Gaming’s external auditors since its incorporation on June 27, 2018 for audit and non-audit fees are as follows:

Financial Year Ended	Audit Fees ($)	Audit-Related Fees(1) ($)	Tax Fees(2) ($)	All Other Fees ($)
December 31, 2019	267,058	34,105	53,000	N/A
December 31, 2018	220,000(3)	63,500	35,000	30,000

Notes:

(1)	Includes fees for interim reviews at Q1 through Q3 of 2018 and Q1 of 2019.

(2)	Includes fees for tax consultancy and the preparation of returns.

(3)	Includes J55 and Former Enthusiast properties 2018 year end audit fee.

Exemption

Enthusiast Gaming was a “venture issuer” as defined in NI 52-110 at the end of the most recently completed financial year and is relying on the exemption in Section 6.1 of NI 52-110 relating to Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

Schedule A

AUDIT COMMITTEE CHARTER

A-1

J55 CAPITAL CORP.
(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.	MANDATE

The audit committee (the “Committee”) will assist the board of directors of the Corporation (the “Board”) in fulfilling its financial oversight responsibilities. The Committee will review and consider, in consultation with the Corporation’s external auditors, the financial reporting process, the system of internal controls over financial reporting and the audit process. In performing its duties, the Committee will maintain effective working relationships with the Board, management and the external auditors. To effectively perform his or her role, each member of the Committee must obtain an understanding of the principal responsibilities of membership of the Committee as well as the Corporation’s business, operations and risks.

2.	COMPOSITION

The Board will appoint, from among their membership, a Committee after each annual meeting of the shareholders of the Corporation. The Committee will consist of a minimum of three directors.

2.1	Independence

A majority of the members of the Committee must be “independent” (as defined in Sec. 1.4 of National Instrument 52-110 (Audit Committees)) (“NI 52-110”).

2.2	Expertise of Committee Members

A majority of the members of the Committee must be “financially literate” (as defined in Sec. 1.6 of NI 52-110) or must become financially literate within a reasonable period of time after his or her appointment to the Committee. At least one member of the Committee must have accounting or related financial management expertise.

3.	MEETINGS

The Committee shall meet in accordance with a schedule established each year by the Board, and at other times that the Committee may determine. The Committee shall meet at least annually with the Corporation’s Chief Financial Officer and external auditors in separate executive sessions.

4.	ROLES AND RESPONSIBILITIES

The Committee shall fulfill the following roles and discharge the following responsibilities:

4.1	External Audit

The Committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, or performing other audit, review or attestation services, including the resolution of disagreements between management and the external auditors regarding financial reporting. In carrying out this duty, the Committee shall:

(a)	recommend to the Board that the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation;

(b)	review (by discussion and enquiry) the external auditors’ proposed audit scope and approach;

(c)	review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d)	review and recommend to the Board the compensation to be paid to the external auditors;

(e)	review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors’ assertion of their independence in accordance with professional standards; and

(f)	review and approve the Corporation’s hiring policies regarding partners and employees, and former partners and employees, of the present and former external auditor of the Corporation.

4.2	Internal Control

The Committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Corporation. In carrying out this duty, the Committee shall:

(a)	evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Corporation; and

(b)	ensure that the external auditors discuss with the Committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3	Financial Reporting

The Committee shall review the financial statements and financial information of the Corporation prior to their release to the public. In carrying out this duty, the Committee shall:

General

(a)	review significant accounting and financial reporting issues, especially complex, unusual and related party transactions;

(b)	review and ensure that the accounting principles selected by management in preparing financial statements are appropriate;

Annual Financial Statements

(c)	review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d)	meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered;

(e)	review management’s discussion and analysis respecting the annual reporting period prior to its release to the public;

Interim Financial Statements

(f)	review and approve the interim financial statements prior to their release to the public;

(g)	review management’s discussion and analysis respecting the interim reporting period prior to its release to the public; and

Release of Financial Information

(h)	where reasonably possible, review and approve all public disclosure containing financial information, including news releases, prior to release to the public. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and must periodically assess the adequacy of those procedures.

4.4	Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Corporation or any subsidiary of the Corporation shall be subject to the prior approval of the Committee.

Delegation of Authority

(a)	The Committee may delegate to one or more independent members of the Committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the Committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b)	The Committee may satisfy the requirement for the pre-approval of non-audit services if:

(i)	the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii)	the services are brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c)	The Committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(i)	the pre-approval policies and procedures are detailed as to the particular service;

(ii)	the Committee is informed of each non-audit service; and

(iii)	the procedures do not include delegation of the Committee’s responsibilities to management.

4.5	Other Responsibilities

The Committee shall:

(a)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters;

(b)	establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(c)	ensure that significant findings and recommendations made by management and the external auditor are received and discussed on a timely basis;

(d)	review the policies and procedures in effect for considering officers’ expenses and perquisites;

(e)	perform other oversight functions as requested by the Board; and

(f)	review and update this Charter and receive approval of changes to this Charter from the Board.

4.6	Reporting Responsibilities

The Committee shall regularly update the Board about committee activities and make appropriate recommendations.

5.	RESOURCES AND AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors employed by the Committee; and

(c)	communicate directly with the internal and external auditors.

6.	GUIDANCE – ROLES & RESPONSIBILITIES

The Committee should consider undertaking the actions described in the following guidance, which is intended to provide the Committee members with additional guidance on fulfilment of their roles and responsibilities on the Committee:

6.1	Internal Control

(a)	evaluate whether management is setting the goal of high standards by communicating the importance of internal controls and ensuring that all individuals possess an understanding of their roles and responsibilities;

(b)	focus on the extent to which external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of an IT systems breakdown;

(c)	gain an understanding of whether internal control recommendations made by external auditors have been implemented by management;

6.2	Financial Reporting

General

(a)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements;

(b)	ask management and the external auditors about significant risks and exposures and the plans to minimize such risks;

(c)	understand industry best practices and the Corporation’s adoption of them;

Annual Financial Statements

(d)	review the annual financial statements and determine whether they are complete and consistent with the information known to the members of the Committee, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Corporation reports or trades its shares;

(e)	pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(f)	focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses; warranty, professional liability; litigation reserves; and other commitments and contingencies;

(g)	consider management’s handling of proposed audit adjustments identified by the external auditors;

(h)	ensure that the external auditors communicate all required matters to the Committee;

Interim Financial Statements

(i)	be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;

(j)	meet with management and the auditors, either electronically or in person, to review the interim financial statements;

(k)	to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

(i)	actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(ii)	changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the Corporation’s operations and financing practices;

(iii)	generally accepted accounting principles have been consistently applied;

(iv)	there are any actual or proposed changes in accounting or financial reporting practices;

(v)	there are any significant or unusual events or transactions;

(vi)	the Corporation’s financial and operating controls are functioning effectively;

(vii)	the Corporation has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and

(viii)	the interim financial statements contain adequate and appropriate disclosures;

6.3	Compliance with Laws and Regulations

(a)	periodically obtain updates from management regarding compliance with this policy and industry “best practices”;

(b)	be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements;

(c)	review the findings of any examinations by securities regulatory authorities and stock exchanges; and

6.4	Other Responsibilities

(a)	review, with the Corporation’s counsel, any legal matters that could have a significant impact on the Corporation’s financial statements.